      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                VERITAS DGC INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           76-0343152
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                          3701 KIRBY DRIVE, SUITE 112
                              HOUSTON, TEXAS 77098
                                 (713) 512-8300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                ANTHONY TRIPODO
                          3701 KIRBY DRIVE, SUITE 112
                              HOUSTON, TEXAS 77098
                                 (713) 512-8300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                With copies to:

                T. WILLIAM PORTER                                     J. MARK METTS
             PORTER & HEDGES, L.L.P.                              VINSON & ELKINS L.L.P.
            700 LOUISIANA, 35TH FLOOR                                  1001 FANNIN
               HOUSTON, TEXAS 77002                               2300 FIRST CITY TOWER
                  (713) 226-0600                                   HOUSTON, TEXAS 77002
                                                                      (713) 758-2222

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED(1)             SHARE(2)               PRICE(2)         REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.01 per share(3)........       3,450,000                $21.00              $72,450,000              $21,955
==================================================================================================================

(1) Includes 450,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Pursuant to Rule 457(c), the registration fee is calculated on the basis of the average of the high and low sale prices for the Common Stock on the New York Stock Exchange on May 29, 1997, $21.00 per share.

(3) Including associated preferred stock purchase rights. Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced or traded separately from the Common Stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                   SUBJECT TO COMPLETION, DATED JUNE 3, 1997

                                3,000,000 SHARES

                            [VERITAS DGC INC. LOGO]

                                VERITAS DGC INC.

                                  COMMON STOCK

     The 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (this "Offering") are being offered by Veritas DGC Inc. (the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "VTS." On June 2, 1997, the last reported sales price of the Common Stock on the New York Stock Exchange was $20 3/8 per share. See "Price Range of Common Stock and Dividend Policy."

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 9-11.

                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                                             UNDERWRITING
                                                            PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                             PUBLIC          COMMISSIONS*         COMPANY+
Per Share................................................            $                  $                  $
Total++..................................................            $                  $                  $

---------------

* The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

+    Before deducting expenses of this Offering payable by the Company estimated
     to be $          .

++ The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in
     full, the total price to public will be $          , the total
     underwriting discounts and commissions will be $          and the total
     proceeds to the Company will be $          . See "Underwriting."

                             ---------------------

     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New
York, on or about                , 1997 against payment therefor. The
Underwriters include:

DILLON, READ & CO. INC.

                           PAINEWEBBER INCORPORATED

                                               RAYMOND JAMES & ASSOCIATES, INC.

              THE DATE OF THIS PROSPECTUS IS             , 1997.

The graphic material includes: an artist's impression of Veritas DGC Inc.'s new chartered "flagship" vessel, which is under construction (at 305 feet long and 72 feet wide, this vessel is expected to be one of the most capable seismic vessels available to the industry); a photograph of the Houston processing center's NEC supercomputer; and a photograph of Veritas DGC Inc. transition zone crewmen deploying seismic cable in a Louisiana swamp.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZATION, SYNDICATE COVERING TRANSACTIONS AND IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 13, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Common Stock is listed. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov and the Registration Statement may be inspected at such site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-7427), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

     (a) the Company's Annual Report on Form 10-K for the year ended July 31, 1996;

     (b) the Company's Current Reports on Form 8-K filed September 16, 1996, November 27, 1996 and May 27, 1997 and Form 8-K/A filed December 4, 1996;

     (c) the Company's Proxy Statement dated November 18, 1996;

     (d) the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1996 and January 31, 1997; and

     (e) the Company's Forms 8-A filed August 14, 1996 and May 27, 1997 and Form 8-A/A filed May 28, 1997.

     On August 30, 1996, Digicon Inc. and Veritas Energy Services Inc. consummated a business combination accounted for as a pooling of interests. Accordingly, all prior financial statements included in the Annual Report on Form 10-K for the year ended July 31, 1996 have been restated to reflect that combination and are included herein.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to the Company at its principal executive offices located at 3701 Kirby Drive, Suite 112, Houston, Texas 77098, Attention:
Corporate Secretary (telephone number: (713) 512-8300).

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with and is qualified in its entirety by the information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless the context otherwise requires, the number of shares, per share prices, weighted average number of shares outstanding and per share amounts in this Prospectus have been adjusted to reflect (i) the August 30, 1996 business combination (the "Combination") with Veritas Energy Services Inc. ("VES") and (ii) a one-for-three reverse stock split effected in January 1995. Unless the context otherwise requires, all references to the "Company" are to Veritas DGC Inc. and its subsidiaries and give effect to the consummation of the Combination. Prior to the consummation of the Combination, the Company's name was Digicon Inc. ("Digicon"). Unless the context otherwise requires, all references to activities of, and financial information with respect to, the Company are presented on a combined basis, even with respect to periods prior to the consummation of the Combination. Unless otherwise indicated, information in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised.

                                  THE COMPANY

     The Company is a leading provider of seismic data acquisition, data processing and multi-client data surveys to the oil and gas industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. The Company acquires seismic data on land and in marine, and in marsh, swamp and tidal ("transition zone") environments, and processes data acquired by its own crews and crews of other operators. The Company acquires seismic data both on an exclusive contractual basis for its customers and on its own behalf for licensing to multiple customers on a non-exclusive basis.

     To increase its presence in the market for onshore geophysical services, in August 1996 the Company completed the Combination with VES, a leading land seismic contractor. Prior to the Combination, Digicon and VES had complementary operations with no significant geographic overlap. Management believes that the Combination has produced a balanced company with significant market presence in the land, transition zone and marine data acquisition and processing businesses in selected geographic areas worldwide. The Company believes that the Combination has provided it with the critical mass necessary to compete more effectively, has improved its access to capital markets and has enabled it to pursue additional opportunities, particularly in the multi-client data licensing business.

INDUSTRY OVERVIEW

     Geophysical services enable oil and gas companies to determine whether subsurface conditions are likely to be favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. These services consist of the acquisition and processing of three-dimensional ("3D") and two-dimensional ("2D") seismic and other geophysical data, which are used to produce computer-generated graphic cross-sections and maps of the subsurface strata. The resulting cross-sections and maps are then analyzed and interpreted by customers' geophysicists and are used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in reservoir development and management.

     Over the last several years, worldwide demand for 3D surveys by major oil and gas companies and independent producers has increased. The greater precision and improved subsurface resolution obtainable from 3D seismic data have assisted oil and gas companies in finding new fields and more accurately delineating existing fields, as well as enhancing existing reservoir management and production monitoring techniques. Enhanced subsurface resolution obtainable from 3D studies has been a key factor in improving drilling success ratios and lowering finding and field extension costs. This improved technology, coupled with advances in drilling and completion techniques, is enhancing the industry's ability to develop oil and gas reserves, particularly in transition zone and deepwater environments.

     The industry is experiencing growing demand for 3D multi-client data surveys, particularly in deepwater environments. Increased leasing activity and the high cost of drilling exploration and development wells in these waters have created significant demand for large-scale surveys employing sophisticated data processing techniques. The relatively expensive cost of acquiring and processing this data has prompted many oil and gas companies to participate in multi-client data surveys to reduce their geophysical expenses.

BUSINESS STRATEGY

     The Company's objective is to enhance its position as a leading provider of seismic services while seeking to maximize earnings and cash flow. To achieve these goals, the Company employs the following business strategy:

     FOCUS ON SELECT GEOGRAPHIC MARKETS. The Company deploys its land and transition zone crews and seismic vessels in geographic areas where it can establish and maintain a strong competitive presence. Of the 14 land crews presently operated by the Company, 11 are operating in North America, where the Company maintains a significant market share. Currently, a majority of the Company's vessels are operating in the Gulf of Mexico, where it is positioned to take advantage of the increased demand for 3D marine seismic data.

     CONTINUE TO INVEST IN LEADING TECHNOLOGY. The Company intends to upgrade its data acquisition and processing equipment as often as necessary to maintain technological capabilities that are comparable or superior to its competitors. From the beginning of fiscal 1994 through January 31, 1997, the Company invested approximately $132 million primarily to replace or substantially upgrade its principal geophysical operating assets. This investment in the latest available seismic technology has resulted in increased operating efficiency and capacity.

        Land and transition zone data acquisition. The Company's transition zone crews are equipped with Input/Output System Two Remote Seismic Recorder ("I/O System Two - RSR") equipment, and land crews employ I/O System Two equipment. An additional crew and various other land seismic upgrades are budgeted for fiscal 1998, at an aggregate cost of approximately $14 million.

        Marine data acquisition. Six of the Company's seven seismic data acquisition vessels have been upgraded to Syntron recording systems. The Company has ordered another large chartered vessel primarily to service the North Sea market. This new "flagship" vessel, capable of deploying 12 seismic streamer cables, will be the Company's largest vessel. Equipment for this vessel represents the major portion of the Company's $43 million marine seismic capital budget for fiscal 1998.

        Data processing. The Company's 19 seismic data processing centers employ the latest available technology. To improve its speed and capacity in processing large 3D marine surveys, the Company recently leased an NEC supercomputer for its Houston processing center and plans to install another NEC supercomputer in its London center by calendar year-end. Additional equipment purchases aggregating approximately $16 million are budgeted for fiscal 1998.

     MAINTAIN FLEXIBLE MARINE OPERATIONS. In its marine seismic data acquisition activities, the Company operates exclusively from chartered vessels with unexpired terms ranging from one to three years, subject to renewal at the Company's option in most instances. In employing this strategy, the Company is able to reduce vessel costs in times of low demand and retains the flexibility to relocate its marine seismic equipment onto vessels that may better meet customers' evolving requirements. In general, the Company also seeks to operate a technically balanced fleet of chartered vessels with operating characteristics that efficiently serve those markets experiencing the greatest demand.

     PROMOTE CUSTOMER SERVICE. As a service business, the Company promotes a corporate culture embodying a strong customer orientation. The Company's decentralized management structure enables it to respond more quickly to customer needs. In addition, the Company has established informal strategic alliances with a number of customers, under which it is the exclusive provider of seismic services to the customer.

COMPANY OVERVIEW

     Land and transition zone data acquisition. The Company's land and transition zone data acquisition crews consist of a surveying unit that lays out the lines to be recorded, an explosives or mechanical vibrating unit and a recording unit that lays out the geophones and recording instruments. The Company utilizes helicopters to aid its crews in seismic data acquisition in situations where such use will reduce overall costs and improve productivity. The Company's land and transition zone data acquisition services are currently conducted by 14 seismic crews, seven of which are operating in the continental United States, four of which are operating in Canada, and three of which are operating in South America, currently in Argentina and Ecuador. In fiscal 1996 and the first six months of fiscal 1997, land and transition zone data acquisition accounted for approximately 47% and 50% of the Company's revenues, respectively.

     Marine data acquisition. The Company's marine data acquisition crews operate on chartered vessels equipped with a full complement of seismic, navigational and communications equipment capable of performing both 3D and 2D seismic surveys. As of April 30, 1997, the Company had seven vessels under charter, with five located in the Gulf of Mexico and one located in each of Taiwan and Indonesia. In fiscal 1996 and the first six months of fiscal 1997, marine data acquisition accounted for approximately 22% and 18% of the Company's revenues, respectively.

     Data processing. The Company currently operates 19 data processing centers. These centers process data acquired by the Company's own crews, as well as crews of other operators. Because they are configured primarily for processing large-scale offshore surveys, eight of these centers operate high capacity, NEC and Hewlett Packard ("HP") mainframe computer systems with high speed networks. The other eleven centers, which are utilized primarily for smaller scale land seismic surveys, operate data processing systems with 50 Sun workstations. In fiscal 1996 and the first six months of fiscal 1997, data processing accounted for approximately 22% and 20% of the Company's revenues, respectively.

     Licensing of multi-client data surveys. The Company also acquires and processes seismic data for its own account by conducting surveys either partially or wholly funded by multiple customers. In this mode of operation, the Company retains ownership of the data and licenses this data on a non-exclusive basis. In fiscal 1996 and for the first six months of fiscal 1997, the licensing of multi-client data surveys accounted for 9% and 12% of the Company's revenues, respectively. However, these percentages do not include the portion of the Company's marine data acquisition and data processing revenues that are derived from the Company's multi-client data survey activity.

                                  THE OFFERING

Common Stock offered by the
Company..........................    3,000,000 shares

Common Stock to be outstanding
after this Offering..............    21,788,940 shares(1)

Use of Proceeds..................    Funding of a portion of the Company's
                                     capital expenditure budget and other
                                     general corporate purposes, including
                                     working capital, possible repurchases of outstanding 9 3/4% Senior Notes due 2003
                                     (the "Senior Notes") and possible
                                     acquisitions.

New York Stock Exchange Symbol...    VTS
---------------

(1) Includes 2,640,014 shares of VES, which are exchangeable for, and identical to, the Common Stock in all material respects (the "Exchangeable Shares"), but excludes 640,287 shares reserved for issuance upon exercise of outstanding warrants and options.

                       VERITAS DGC INC. AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data as of and for each of the five years in the period ended July 31, 1996 and as of January 31, 1997 and for the six months ended January 31, 1996 and 1997. The Statement of Operations Data for the four years ended July 31, 1996 and the Balance Sheet Data as of July 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company and the related notes thereto which have been restated for the Combination, which was accounted for as a pooling of interests. The consolidated financial statements and related notes thereto for the three years ended July 31, 1996 and as of July 31, 1995 and 1996 are included elsewhere herein, which statements have been audited by Deloitte & Touche LLP, independent auditors, whose report is included elsewhere herein. The Statement of Operations Data for the year ended July 31, 1992 and for the six months ended January 31, 1996 and 1997 and the Balance Sheet Data as of July 31, 1992 and 1993 and January 31, 1997 have been derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the Statement of Operations Data for the year ended July 31, 1992 and for the six months ended January 31, 1996 and 1997 and the Balance Sheet Data as of July 31, 1992 and 1993 and January 31, 1997 include all adjustments necessary to present fairly the results of such periods.

    As a result of the differing year ends of Digicon and VES, results of operations for dissimilar year ends have been combined. Digicon's results of operations for fiscal years ended July 31, 1992, 1993, 1994 and 1995 have been combined with VES' results of operations for fiscal years ended October 31, 1992, 1993, 1994 and 1995, respectively. To conform year ends, Digicon's results of operations for the year ended July 31, 1996 have been combined with VES' results of operations for the twelve months ended July 31, 1996. Accordingly, VES' operating results for the period August 1, 1995 through October 31, 1995 are included in the years ended July 31, 1995 and 1996. An adjustment in an amount equal to the results of operations for the three-month period is included in the consolidated statements of changes in stockholders' equity. VES' revenues, net income and net income per share were $22,150,000, $936,000 and $.05, respectively, for the period August 1, 1995 through October 31, 1995.

                                                                                                              FOR THE SIX MONTHS
                                                                   FOR THE YEARS ENDED JULY 31,                ENDED JANUARY 31,
                                                       ----------------------------------------------------   -------------------
                                                         1992       1993       1994       1995       1996       1996       1997
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................................  $116,826   $146,090   $178,392   $215,630   $250,596   $122,543   $167,096
  Costs and expenses:
    Operating expenses:
      Cost of services...............................    95,022    121,873    144,984    170,424    198,711    100,103    126,302
      Restructuring..................................                             838
    Write-off/write-down for impairment of assets....                           5,235                 3,628
    Depreciation and amortization....................     7,836     11,741     19,119     23,732     26,921     13,047     18,520
    Selling, general and administrative..............     4,183      4,797      6,296      5,855      7,255      3,404      4,382
    Interest.........................................     2,579      1,928      3,213      5,170      5,466      2,674      3,230
    Merger related costs.............................                                                 3,666                   597
    Gain on sale of investment in FSU joint
      ventures.......................................                                     (4,370)
    Other............................................       181       (210)    (1,833)       232        546         44        276
                                                       --------   --------   --------   --------   --------   --------   --------
        Total........................................   109,801    140,129    177,852    201,043    246,193    119,272    153,307
                                                       --------   --------   --------   --------   --------   --------   --------
  Income before provision for income taxes and equity
    in (earnings) loss of 50% or less-owned companies
    and joint ventures...............................     7,025      5,961        540     14,587      4,403      3,271     13,789
  Provision for income taxes.........................     1,229      3,183      5,929      3,807      2,009      1,128      2,919
  Equity in (earnings) loss of 50% or less-owned
    companies and joint ventures.....................     1,521      2,204      4,965      5,186      1,113       (816)      (805)
                                                       --------   --------   --------   --------   --------   --------   --------
  Net income (loss)..................................  $  4,275   $    574   $(10,354)  $  5,594   $  1,281   $  2,959   $ 11,675
                                                       ========   ========   ========   ========   ========   ========   ========
  Net income (loss) per share........................  $    .46   $    .05   $   (.66)  $    .31   $    .07   $    .17   $    .63
                                                       ========   ========   ========   ========   ========   ========   ========
  Weighted average shares............................     9,378     11,874     15,633     17,771     17,882     17,663     18,510
                                                       ========   ========   ========   ========   ========   ========   ========
OTHER DATA:
  EBITDA(1)..........................................  $ 17,440   $ 19,630   $ 28,945   $ 39,119   $ 44,084   $ 18,992   $ 36,136
  Capital expenditures...............................    18,157     42,148     29,772     33,634     32,860     14,157     35,401
  Investments in multi-client data library...........     4,114      5,132     16,019     21,360     14,906      8,361     14,105

                                                                                                                        AS OF
                                                                                 AS OF JULY 31,                      JANUARY 31,
                                                              ----------------------------------------------------   -----------
                                                                1992       1993       1994       1995       1996        1997
                                                              --------   --------   --------   --------   --------   -----------
                                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash......................................................  $  8,567   $  5,321   $ 15,545   $ 10,082   $ 10,072    $ 15,523
  Working capital...........................................    16,362      9,704     16,794     14,830     22,479      67,800
  Property and equipment -- net.............................    30,509     60,889     68,423     75,379     79,010      95,014
  Multi-client data library.................................     6,578      9,203     18,500     27,976     25,628      27,139
  Total assets..............................................    93,738    141,464    171,814    184,340    198,592     260,458
  Long-term debt (including current maturities).............    17,933     30,890     31,104     36,788     41,090      75,666
  Stockholders' equity......................................    46,748     69,380     94,517     98,000    105,923     121,085
OPERATING DATA (UNAUDITED):
  Land crews in operation...................................         8         12         16         15         14          14
  Land crews system channels................................     6,248     12,740     14,526     17,200     18,708      22,700
  Marine vessels in operation...............................         9          7          5          6          7           7
  Marine vessels system channels............................     2,400      2,160      1,680      1,920      3,840       6,000
  Data processing centers in operation......................        13         15         17         17         16          19

---------------

 (1) EBITDA represents income before provision for income taxes and equity in (earnings) loss of 50% or less-owned companies and joint ventures plus restructuring costs, write-off/write-down for impairment of assets, depreciation and amortization, interest expense and merger related costs and less gain on sale of investment in FSU joint ventures. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance or liquidity, respectively.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

ENERGY INDUSTRY SPENDING

     Demand for the Company's seismic services depends upon the level of capital expenditures by oil and gas companies for exploration, production, development and the portion of these expenditures allocated to seismic acquisition. These activities depend in part on oil and gas prices; expectations about future prices; the cost of exploring for, producing and delivering oil and gas; the sale and expiration dates of leases in the United States, Canada and abroad; local and international political, regulatory and economic conditions; and the ability of oil and gas companies to obtain capital. In addition, a decrease in oil and gas expenditures could result from such factors as unfavorable tax, environmental and other legislation or uncertainty concerning national energy policies. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's services will reflect the level of such activities. Decreases in oil and gas activity could have a significant adverse effect upon the demand for the Company's services and the Company's results of operations.

COMPETITION FOR SEISMIC BUSINESS

     Competition among seismic contractors historically has been intense. Competitive factors include price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Certain of the Company's major competitors operate more data acquisition crews than the Company, have substantially greater revenues than the Company and are subsidiaries or divisions of major industrial enterprises having far greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against its competitors for contracts to conduct seismic surveys and process data. See "Business -- Competition and Other Business Conditions."

HAZARDOUS OPERATING CONDITIONS

     The Company's data acquisition activities involve operating under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of loss to property and injury to personnel from such causes as fires, adverse weather and accidental explosions. The Company carries insurance against these risks in amounts that it considers adequate. The Company may not, however, be able to obtain insurance against certain risks or for certain equipment located from time to time in certain areas of the world.

INVESTMENT IN MULTI-CLIENT DATA LIBRARY

     The Company has invested significant amounts in acquiring and processing multi-client data surveys that are owned by the Company (book carrying value of $27.1 million at January 31, 1997), and it expects to continue doing so for the foreseeable future. Although the Company normally obtains prefunding commitments for at least 70% of the cost of acquiring and processing such surveys, future data licensing to multiple customers may not fully recoup its costs. Factors affecting the Company's ability to recoup its costs include possible technological, regulatory or other industry or general economic developments, any of which could render all or portions of the Company's library of multi-client data obsolete or otherwise impair its value. In addition, the timing of multi-client data licensing is typically less dependable from period to period than are revenues from surveys performed on an exclusive contract basis for single customers.

HIGH FIXED COSTS; CAPITAL INTENSIVE BUSINESS; RISK OF TECHNOLOGICAL OBSOLESCENCE

     Because of the high fixed costs involved in the major components of the Company's business, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses. In recent years, the Company's contracts for data acquisition have been predominantly on a turnkey or on a combination of turnkey/time basis. Under the turnkey method, payments for data acquisition services are based upon the amount of data collected, and the Company bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When a combination of both turnkey and time methods is used, the risk of business interruptions is shared in an agreed percentage by the Company and the customer.

     Seismic data acquisition and processing is a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements, and the Company expects this trend to continue. There can be no assurance that manufacturers of seismic equipment will not develop new systems that have competitive advantages over systems now in use that either render the Company's current equipment obsolete or require the Company to make significant capital expenditures to maintain its competitive position. For the Company to maintain its competitive position, large expenditures of capital in addition to its planned capital expenditures could be required. There can be no assurance that the Company will have the necessary capital or that financing will be available on favorable terms. If the Company is unable to raise the capital necessary for its capital expenditure program and to upgrade its data acquisition and processing equipment to the extent necessary, it may be materially and adversely affected.

RISKS INHERENT IN INTERNATIONAL OPERATIONS

     In fiscal 1996 and the first six months of fiscal 1997, 61% and 57%, respectively, of the Company's revenues were derived from international operations and export sales, which are subject in varying degrees to risks inherent in doing business abroad. Such risks include the possibility of unfavorable circumstances arising from host country laws or regulations. For example, the Company acquired approximately 6,500 line miles of offshore Peru seismic data in 1993, none of which was sold until recently because the Peruvian government delayed lease activity in the area. In addition, foreign operations include risks of partial or total expropriation; currency exchange rate fluctuations and restrictions on currency repatriation; the disruption of operations from labor and political disturbances, insurrection or war; and the requirements of partial local ownership of operations in certain countries. To minimize such risks, the Company generally denominates its contracts in U.S. dollars and other currencies it believes to be stable. The Company also obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available, and when available, is subject to unilateral cancellation by the insuring companies on short notice.

ENVIRONMENTAL AND OTHER REGULATIONS

     The Company's operations are subject to a variety of foreign, federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with such laws and related permit requirements in its operations and anticipates that it will continue to do so in the future. In recent years, an increased number of the Company's data acquisition contracts have required customers to obtain all necessary permits. Customers' failure to timely obtain the required permits may result in crew downtime and operating losses. To date, the Company's cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are changed frequently makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations. The modification of existing laws or regulations or the adoption of new laws or regulations curtailing offshore drilling for oil and gas or imposing more stringent restrictions on seismic operations could adversely affect the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     Of the Company's 21,788,940 shares of Common Stock to be outstanding following this Offering, approximately 2.6 million shares are subject to a currently effective shelf registration statement under the Securities Act. Of these, approximately 1.8 million shares are held by affiliates who have, in connection with this Offering, agreed not to offer, sell or otherwise dispose of any of their shares for a period of 90 days from the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc. Thereafter, all of the shares held by affiliates will be available for resale under the existing shelf registration statement or Rule 144 of the Securities Act. Sales of a substantial number of the currently outstanding shares of Common Stock in the public market may adversely affect the market price of the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's board of directors has the authority to issue shares of preferred stock, par value $.01 per share ("Preferred Stock"), in one or more series and to fix the rights and preferences of the shares of any such series without shareholder approval. Any series of Preferred Stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. The Company has established a shareholder rights plan which has certain anti-takeover effects. The rights issued under such plan may reduce or eliminate (i) "two-tiered" or other partial offers that do not offer fair value for all Common Stock, (ii) the accumulation by a third party of 15% or more of the Common Stock in open-market or private purchases in order to influence or control the business and affairs of the Company without paying an appropriate premium for a controlling position in the Company, and (iii) the accumulation of shares of Common Stock by third parties in market transactions for the primary purpose of attempting to cause the Company to be sold. The ability to issue Preferred Stock and the existence of the rights plan could also have the effect of discouraging unsolicited acquisition proposals. In addition, the holders of the $75.0 million outstanding principal amount of Senior Notes have the right to tender their Senior Notes and thereby cause the Company to repurchase the same at 101% of principal amount upon a "Change of Control" (as defined in the Indenture).

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of historical facts so included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the Company's business strategy, plans and objectives; statements expressing beliefs and expectations regarding future demand for seismic data acquisition, data processing services and multi-client data surveys, these markets and the Company's performance in the future; statements concerning the Company's future efficiencies, additional capacity, vessel charters and equipment upgrades, including the anticipated level and timing of related capital expenditures; disclosure of trends in the seismic data acquisition, data processing and multi-client data survey business and other such matters are forward-looking statements. Such statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are discussed herein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may vary from those envisaged by such forward-looking statements and any such variance could be material.

                                  THE COMPANY

     The Company is a leading provider of seismic data acquisition, data processing and multi-client data surveys to the oil and gas industry in selected markets worldwide. The Company was incorporated in Texas in 1965 and was reincorporated in Delaware in 1969. The Company's principal offices are located at 3701 Kirby Drive, Houston, Texas 77098, and its telephone number is (713) 512-8300.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby are estimated at $57.5 million ($66.2 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds for the funding of a portion of the Company's capital expenditure program and other general corporate purposes, including working capital, possible repurchases of outstanding Senior Notes and possible acquisitions.

     The Senior Notes, which bear interest at 9 3/4%, were issued in October 1996 to repay then outstanding indebtedness and fund a portion of the Company's capital expenditures for fiscal 1997. No repurchases will be made of outstanding Senior Notes, except at prices which are, at the time of any such repurchase, regarded by the Company to be attractive. Accordingly there can be no assurance that any such repurchases will be made.

     While the Company regularly evaluates opportunities to acquire complementary businesses, it has no present definitive agreements with respect to possible acquisitions, and no estimate can be made as to the amount of net proceeds which ultimately may be used for acquisitions.

     Pending application, the Company will invest portions of the net proceeds in short-term, interest-bearing, investment grade securities or temporarily reduce borrowings under its revolving credit facility. Borrowings under this facility bear interest at the lending bank's prime commercial lending rate (currently 8 1/4% as of January 31, 1997) or LIBOR plus 2% at the Company's option. Amounts repaid on the revolving credit facility may be reborrowed from time to time. See further discussion of the Senior Note offering and the revolving credit facility under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of January 31, 1997, and as adjusted to reflect the sale of 3,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                              AS OF JANUARY 31, 1997
                                                              -----------------------
                                                                    (UNAUDITED)
                                                                               AS
                                                                ACTUAL      ADJUSTED
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Cash and short-term investments.............................    $ 15,523     $ 73,065
                                                                ========     ========
Long-term debt including current maturities(1):
  Revolving credit agreement due July 1998 at LIBOR plus 2%
     or prime (8.25% at January 31, 1997)...................    $     --     $     --
  Equipment purchase obligations maturing through July 1999
     at a weighted average rate of 8.6% at January 31,
     1997...................................................         666          666
  Senior Notes due October 2003 at 9 3/4%...................      75,000       75,000
                                                                --------     --------
          Total long-term debt including current
            maturities......................................      75,666       75,666
                                                                --------     --------
Stockholders' equity:
  Common Stock, $.01 par value; 40,000,000 shares
     authorized; 16,148,926 shares issued and outstanding;
     19,148,926 shares as adjusted(2).......................         161          191
  Additional paid-in capital................................     107,635      165,147
  Accumulated earnings (from August 1, 1991 with respect to
     Digicon)...............................................      13,950       13,950
  Cumulative foreign currency translation adjustment........        (661)        (661)
                                                                --------     --------
          Total stockholders' equity........................     121,085      178,627
                                                                --------     --------
Total capitalization........................................    $196,751     $254,293
                                                                ========     ========

---------------

(1) For a further description of the terms of the Company's long-term debt, see
    Note 4 of Notes to the Unaudited Consolidated Financial Statements as of and for the six months ended January 31, 1997.

(2) Excludes 2,640,014 Exchangeable Shares and 640,287 shares reserved for issuance upon exercise of outstanding warrants and options.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

PRICE RANGE OF COMMON STOCK

     The Common Stock commenced trading on the New York Stock Exchange under the symbol "VTS" on September 3, 1996. Prior to that time, the Common Stock traded on the American Stock Exchange under the symbol "DGC." The following table sets forth the reported high and low sales price for the Common Stock on the New York Stock Exchange and the American Stock Exchange, as appropriate, for the periods shown.

                                                               HIGH        LOW
                                                             --------    -------
Year ended July 31, 1995:
  First Quarter............................................. $ 6         $ 3 3/8
  Second Quarter............................................   5 13/16     3 3/8
  Third Quarter.............................................   5 1/8       3 1/8
  Fourth Quarter............................................   6           4 1/4
Year ended July 31, 1996:
  First Quarter.............................................   6 3/8       4 3/4
  Second Quarter............................................   8 3/4       5 3/8
  Third Quarter.............................................  15 7/8       6 1/4
  Fourth Quarter............................................  18 1/4      11
Year ended July 31, 1997:
  First Quarter.............................................  21 1/2      11 1/2
  Second Quarter............................................  25 1/4      16 1/2
  Third Quarter.............................................  21 1/4      15 1/2
  Fourth Quarter (through June 2, 1997).....................  23 1/4      18 1/8

     On June 2, 1997, the last reported sales price for the Common Stock on the New York Stock Exchange was $20 3/8 per share. As of May 31, 1997, there were approximately 208 record holders of the Common Stock.

DIVIDEND POLICY

     Historically, the Company has not paid any dividends on its Common Stock and has no present plans to pay any dividends. The payment of any future dividends on Common Stock would depend, among other things, upon the current and retained earnings and financial condition of the Company, and upon a determination by its board of directors that the payment of dividends would be desirable. In addition, the Company's revolving credit facility prohibits the payment of cash dividends.

                       VERITAS DGC INC. AND SUBSIDIARIES

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data as of and for each of the five years in the period ended July 31, 1996 and as of January 31, 1997 and for the six months ended January 31, 1996 and 1997. The Statement of Operations Data for the four years ended July 31, 1996 and the Balance Sheet Data as of July 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company and the related notes thereto which have been restated for the Combination, which was accounted for as a pooling of interests. The consolidated financial statements and related notes thereto for the three years ended July 31, 1996 and as of July 31, 1995 and 1996 are included elsewhere herein, which statements have been audited by Deloitte & Touche LLP, independent auditors, whose report is included elsewhere herein. The Statement of Operations Data for the year ended July 31, 1992 and for the six months ended January 31, 1996 and 1997 and the Balance Sheet Data as of July 31, 1992 and 1993 and January 31, 1997 have been derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the Statement of Operations Data for the year ended July 31, 1992 and for the six months ended January 31, 1996 and 1997 and the Balance Sheet Data as of July 31, 1992 and 1993 and January 31, 1997 include all adjustments necessary to present fairly the results of such periods.

    As a result of the differing year ends of Digicon and VES, results of operations for dissimilar year ends have been combined. Digicon's results of operations for fiscal years ended July 31, 1992, 1993, 1994 and 1995 have been combined with VES' results of operations for fiscal years ended October 31, 1992, 1993, 1994 and 1995, respectively. To conform year ends, Digicon's results of operations for the year ended July 31, 1996 have been combined with VES' results of operations for the twelve months ended July 31, 1996. Accordingly, VES' operating results for the period August 1, 1995 through October 31, 1995 are included in the years ended July 31, 1995 and 1996. An adjustment in an amount equal to the results of operations for the three-month period is included in the consolidated statements of changes in stockholders' equity. VES' revenues, net income and net income per share were $22,150,000, $936,000 and $.05, respectively, for the period August 1, 1995 through October 31, 1995.

                                                                                                              FOR THE SIX MONTHS
                                                                   FOR THE YEARS ENDED JULY 31,                ENDED JANUARY 31,
                                                       ----------------------------------------------------   -------------------
                                                         1992       1993       1994       1995       1996       1996       1997
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................................  $116,826   $146,090   $178,392   $215,630   $250,596   $122,543   $167,096
  Costs and expenses:
    Operating expenses:
      Cost of services...............................    95,022    121,873    144,984    170,424    198,711    100,103    126,302
      Restructuring..................................                             838
    Write-off/write-down for impairment of assets....                           5,235                 3,628
    Depreciation and amortization....................     7,836     11,741     19,119     23,732     26,921     13,047     18,520
    Selling, general and administrative..............     4,183      4,797      6,296      5,855      7,255      3,404      4,382
    Interest.........................................     2,579      1,928      3,213      5,170      5,466      2,674      3,230
    Merger related costs.............................                                                 3,666                   597
    Gain on sale of investment in FSU joint
      ventures.......................................                                     (4,370)
    Other............................................       181       (210)    (1,833)       232        546         44        276
                                                       --------   --------   --------   --------   --------   --------   --------
        Total........................................   109,801    140,129    177,852    201,043    246,193    119,272    153,307
                                                       --------   --------   --------   --------   --------   --------   --------
  Income before provision for income taxes and equity
    in (earnings) loss of 50% or less-owned companies
    and joint ventures...............................     7,025      5,961        540     14,587      4,403      3,271     13,789
  Provision for income taxes.........................     1,229      3,183      5,929      3,807      2,009      1,128      2,919
  Equity in (earnings) loss of 50% or less-owned
    companies and joint ventures.....................     1,521      2,204      4,965      5,186      1,113       (816)      (805)
                                                       --------   --------   --------   --------   --------   --------   --------
  Net income (loss)..................................  $  4,275   $    574   $(10,354)  $  5,594   $  1,281   $  2,959   $ 11,675
                                                       ========   ========   ========   ========   ========   ========   ========
  Net income (loss) per share........................  $    .46   $    .05   $   (.66)  $    .31   $    .07   $    .17   $    .63
                                                       ========   ========   ========   ========   ========   ========   ========
  Weighted average shares............................     9,378     11,874     15,633     17,771     17,882     17,663     18,510
                                                       ========   ========   ========   ========   ========   ========   ========
OTHER DATA:
  EBITDA(1)..........................................  $ 17,440   $ 19,630   $ 28,945   $ 39,119   $ 44,084   $ 18,992   $ 36,136
  Capital expenditures...............................    18,157     42,148     29,772     33,634     32,860     14,157     35,401
  Investments in multi-client data library...........     4,114      5,132     16,019     21,360     14,906      8,361     14,105

                                                                                                              AS OF
                                                                       AS OF JULY 31,                      JANUARY 31,
                                                    ----------------------------------------------------   -----------
                                                      1992       1993       1994       1995       1996        1997
                                                    --------   --------   --------   --------   --------   -----------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash............................................  $  8,567   $  5,321   $ 15,545   $ 10,082   $ 10,072    $ 15,523
  Working capital.................................    16,362      9,704     16,794     14,830     22,479      67,800
  Property and equipment -- net...................    30,509     60,889     68,423     75,379     79,010      95,014
  Multi-client data library.......................     6,578      9,203     18,500     27,976     25,628      27,139
  Total assets....................................    93,738    141,464    171,814    184,340    198,592     260,458
  Long-term debt (including current maturities)...    17,933     30,890     31,104     36,788     41,090      75,666
  Stockholders' equity............................    46,748     69,380     94,517     98,000    105,923     121,085
OPERATING DATA (UNAUDITED):
  Land crews in operation.........................         8         12         16         15         14          14
  Land crews system channels......................     6,248     12,740     14,526     17,200     18,708      22,700
  Marine vessels in operation.....................         9          7          5          6          7           7
  Marine vessels system channels..................     2,400      2,160      1,680      1,920      3,840       6,000
  Data processing centers in operation............        13         15         17         17         16          19

---------------

 (1) EBITDA represents income before provision for income taxes and equity in (earnings) loss of 50% or less-owned companies and joint ventures plus restructuring costs, write-off/write-down for impairment of assets, depreciation and amortization, interest expense and merger related costs and less gain on sale of investment in FSU joint ventures. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance or liquidity, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Selected Consolidated Financial Data included elsewhere herein.

GENERAL

     The Company's business is divided into four classes of services: (i) land and transition zone data acquisition; (ii) marine data acquisition; (iii) data processing; and (iv) licensing of multi-client data surveys. In August 1996, the Company completed the Combination with VES, which has been accounted for as a pooling of interests.

     The Company acquires and processes seismic data on either an exclusive contract basis or a multi-client basis. In general, multi-client data surveys are prefunded by customers prior to or during the acquisition and processing phase and recognized as marine acquisition, land acquisition or data processing revenues. After the survey is completed, sales are recognized as licensing of multi-client data revenues.

     With respect to multi-client data surveys, the Company typically obtains non-cancelable prefunding for at least 70% of the costs of such surveys from customers who desire to obtain seismic data in a particular area. As a result, often the Company assumes the risk that future licensing of such data may not ultimately cover 100% of its cost. A portion of the costs of acquiring and processing multi-client data are capitalized and later expensed based on a percentage of total estimated costs to total estimated revenues multiplied by actual revenues. Two years after a survey is completed, any remaining capitalized costs are expensed over a period not to exceed twenty-four months. The Company periodically reviews the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and records losses when the total estimated costs exceed total estimated sales or when it is determined that estimated sales would not be sufficient to cover the carrying value of the asset.

RESULTS OF OPERATIONS

Six Months Ended January 31, 1997 compared with Six Months Ended January 31,
1996

     Revenues. For the first six months of fiscal 1997, total revenues increased 36% from $122.5 million to $167.1 million. Land revenues increased 46% from $57.6 million to $84.0 million, because of strong market demand in Canada and improving prices. Also, early in fiscal year 1997, the Company increased its capacity by adding an I/O System Two-RSR crew to its transition zone operations and increasing the number of other land crews and channels in operation. Marine revenues increased 46% from $20.0 million to $29.2 million primarily as a result of increased utilization of the Company's vessels and the addition of a vessel. Data processing revenues increased 21% from $27.8 million to $33.5 million because of increased volumes of marine data available for processing and increased capacity resulting from upgraded marine data processing centers and the addition of a new NEC supercomputer in Houston. The Company also added new centers in Quito, Ecuador and Oklahoma City. Multi-client data sales increased 19% from $17.1 million to $20.4 million, primarily as a result of increasing customer demand for certain North Sea and Gulf of Mexico multi-client data surveys.

     Operating Expenses. Costs of services increased 26% from $100.1 million to $126.3 million, but as a percent of revenues decreased from 82% to 76%. The improvement in operating margins resulted from increased demand, higher prices, better equipment utilization and increased capacity in all service groups.

     Depreciation and Amortization. Depreciation and amortization expense increased 42% from $13.0 million to $18.5 million, due to the $80.0 million fiscal 1997 capital expenditure program.

     Selling, General and Administrative. Selling, general and administrative expenses increased 29% from $3.4 million to $4.4 million, resulting primarily from costs associated with a more aggressive marketing strategy and the implementation of new administrative and accounting data processing systems.

     Interest. Interest expense increased 21% from $2.7 to $3.2 because of increased debt levels to finance the Company's 1997 capital expenditure program.

     Merger Related Costs. Merger related costs of $597,000 consist primarily of one month of investment banking and professional fees and expenses incurred in connection with the Combination, which was completed on August 30, 1996.

     Other. Other expense increased from $44,000 to $276,000 primarily due to net foreign currency exchange losses.

     Income Taxes. Provision for income taxes increased from $1.1 million to $2.9 million as a result of increased profitability of the Company, although the effective tax rate was reduced in the current period by restructuring the operations of certain of the Company's subsidiaries.

Fiscal 1996 Compared with Fiscal 1995

     Revenues. For fiscal 1996, total revenues increased 16% from $215.6 million to $250.6 million. Land revenues increased 9% from $108.1 million to $117.7 million primarily as a result of increased capacity in Canada and expansion in the United States and Argentina. Marine revenues increased 66% from $32.8 million to $54.4 million, primarily resulting from the reassignment of two vessels to contract work and higher funding levels on multi-client data surveys. This increase was partially offset by lower prices in the Far East. Data processing revenue increased 2% from $54.7 million to $55.6 million. Improved results at the Holland, Singapore and Australia centers were offset by the closing of three other centers and by reduced European data processing prices. Multi-client data survey revenues increased 16% from $19.8 million to $23.0 million, resulting from an expansion of the Company's multi-client data library in response to an increase in demand by oil and gas companies for multi-client data surveys.

     Operating Expenses. Cost of services increased 17% from $170.4 million to $198.7 million, however, as a percentage of total revenues, costs of services remained constant at approximately 79%.

     Write-off/Write-down for Impairment of Assets. Write-off/write-down for impairment of assets of $3.6 million relates to mainframe data processing equipment used in the Company's marine seismic data processing operations that was replaced by more powerful and flexible workstation-based systems during the first quarter of fiscal 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased 14% from $23.7 million to $26.9 million, due to equipment purchases to upgrade and expand the Company's operations.

     Selling, General and Administrative. Selling, general and administrative expenses increased 24% from $5.9 million to $7.3 million, resulting primarily from costs incurred in implementing a new administrative data processing system and from the addition of staff to support the Company's expanded operations.

     Interest. Interest expense increased 6% from $5.2 million to $5.5 million, resulting primarily from prepayment penalties incurred to pay off a $17.0 million revolving credit agreement.

     Merger Related Costs. Merger related costs of $3.7 million consist primarily of investment banking and professional fees and expenses incurred in connection with the Combination.

     Income Taxes. Provision for income taxes decreased from $3.8 million to $2.0 million. An $876,000 tax benefit was recognized as a result of taxable losses in Argentina generated by deductions allowed for social security taxes and employee compensation and the remainder was due to taxable losses incurred during expansion into foreign markets.

     Equity in Loss. Equity in loss decreased by $4.1 million as a result of the sale of the FSU joint ventures in fiscal 1995 and decreased losses in the Indonesian joint venture. Equity losses in the Indonesian joint venture decreased as a result of losses on abandonment of the seismic data processing operations incurred in fiscal 1995.

Fiscal 1995 Compared with Fiscal 1994

     Revenues. For fiscal 1995, total revenues increased 21% from $178.4 million to $215.6 million. Land revenues increased 30% from $83.2 million to $108.1 million, resulting from increased capacity to satisfy customer demand in Canada and Argentina. This increase was partially offset by reduced United States and Far East revenues. Land acquisition revenues in the Far East declined as a result of the decommissioning of an Australian crew. Marine revenues decreased 10% from $36.5 million to $32.8 million, resulting from the derigging of two seismic vessels, lower production from three vessels due to lower operating efficiency caused by offshore obstructions and bad weather, and the redeployment of one vessel from contract work to multi-client data surveys. However, improved market conditions for 2D surveys continued in the Far East where marine revenues increased $6.6 million during the current year. Data processing revenues increased 19% from $46.1 million to $54.7 million resulting from increased capacity and increased demand at existing centers and the opening of two additional remote site processing centers in Texas and Venezuela during the year. Multi-client data survey revenues increased 71% from $11.6 million to $19.8 million, resulting from an expansion of the Company's data library in response to increased demand by oil and gas companies for multi-client data surveys.

     Operating Expenses. Cost of services increased 18% from $145.0 million to $170.4 million, primarily as a result of increased operating levels. Cost of services as a percentage of total revenues declined from 81% to 79% due to savings from the restructuring program implemented during fiscal 1994 and the higher profitability associated with multi-client data surveys. These improvements in margins were partially offset by decreases in Canadian margins caused by a very weak market in the summer months and by inclement weather experienced in the United States land data acquisition market. Furthermore, gross margin in the data processing division decreased due to substantial software development costs which are expensed as incurred. In fiscal 1994, restructuring charges of $838,000 were recognized, primarily relating to severance costs associated with a reduction in the Company's work force.

     Write-off/Write-down for Impairment of Assets. In fiscal 1994, assets in the amount of $5.2 million were written off or down in conjunction with a restructuring program. See Note 15 of Notes to Consolidated Financial Statements.

     Depreciation and Amortization. Depreciation and amortization expense increased 24% from $19.1 million to $23.7 million due to substantial asset purchases during the current year. Fiscal 1995 also includes decreases in charges resulting from the prior year's restructuring program of $2.2 million.

     Selling, General and Administrative. Selling, general and administrative expenses decreased 6% from $6.3 million to $5.9 million, primarily as a result of the accrual in the prior year of benefits payable over five years under an employment contract with a former executive.

     Interest. Interest expense increased 63% from $3.2 million to $5.2 million as a result of increased borrowings on working capital facilities and equipment financing, as well as higher borrowing costs.

     FSU Joint Ventures. In April 1994, the Company acquired interests in joint ventures that conduct seismic operations in the former Soviet Union ("FSU"). In acquiring these interests, the Company exchanged common stock and cash commitments valued in excess of the fair market value of the net assets received. The excess value was to be amortized over a 20 year period, and the Company recorded $392,000 of amortization expense during fiscal 1995. The joint ventures were in the start-up phase and the Company recorded $1.5 million of equity losses during fiscal 1995. In June 1995, the Company disposed of its FSU interests and recorded a $4.4 million gain on sale. See Note 4 of Notes to the Consolidated Financial Statements.

     Other. Other (income) expense decreased from income of $1.8 million to an expense of $232,000. In fiscal 1995, net losses were recorded on the disposition of property and equipment, partially offset by a gain on the sale of a vessel. Income recorded in the prior year resulted primarily from a gain on the sale of a vessel.

     Income Taxes. Provision for income taxes decreased from $5.9 million to $3.8 million in 1995 due to decreased taxable income in Canadian and United States operations.

     Equity in Loss. Equity in loss includes losses from the FSU joint ventures and losses in the Indonesian joint venture.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's internal sources of liquidity are cash, short-term investments and cash flow from operations. External sources include the unutilized portion of a revolving credit facility, equipment financing and trade credit.

     The Company requires significant amounts of working capital to support its operations and to fund capital spending and research and development programs. The Company's foreign operations require greater amounts of working capital than similar domestic activities, as the average collection period for foreign receivables is generally longer than for comparable domestic accounts. Approximately 57% of revenues for the six months ended January 31, 1997 were attributable to the Company's export sales and foreign operations. In addition, the Company has increased its participation in multi-client data surveys and has significantly expanded its library of multi-client data. Because of the lead time between survey execution and sale, multi-client data surveys generally require greater amounts of working capital than contract work. Depending on timing of future sales of the data and the collection of the proceeds from such sales, the Company's liquidity will continue to be affected; however, the Company believes that these non-exclusive surveys have good long-term sales, earnings and cash flow potential.

     The Company maintains a $25.0 million revolving credit facility, as amended (the "Credit Facility"), with a commercial bank which will mature in July 1998. Advances up to $20.0 million under the Credit Facility are secured by substantially all of the Company's receivables. All advances bear interest, at the Company's election, at LIBOR plus two percent or prime rate and are limited by a borrowing formula which, based on current levels of receivables, results in a borrowing base well in excess of the maximum commitment. Covenants in the Credit Facility prohibit the payment of cash dividends and limit, among other things, the Company's right to create indebtedness and make capital expenditures over a certain amount in any fiscal year. In addition, the Credit Facility requires minimum cash flow coverage and the maintenance of minimum tangible net worth, limits the ratio of funded debt to total capitalization, and requires the Company to maintain a minimum current ratio.

     In October 1996, the Company completed a $75.0 million public offering of Senior Notes, which generated approximately $72.2 million of net proceeds. The indenture relating to the Senior Notes (the "Indenture") contains certain covenants, including covenants that limit the Company's ability to, among other things, incur additional debt, pay dividends and complete mergers, acquisitions and sales of assets. Upon a change of control of the Company (as defined in the Indenture), holders of the Senior Notes have the right to require the Company to purchase all or a portion of such holder's Senior Note at a price equal to 101% of the aggregate principal amount. Interest is payable semi-annually beginning April 1997. Approximately $49.8 million of the net proceeds from the Senior Notes was used to retire outstanding indebtedness of the Company. The remaining net proceeds were used to fund a portion of the Company's $80 million capital expenditure budget for fiscal 1997. It is anticipated that the balance of the 1997 capital expenditure budget will be financed from internally generated funds, and, if necessary, from the Credit Facility or other borrowings permitted by the Indenture and Credit Facility.

     Of the Company's $80 million capital expenditure budget for fiscal 1997, approximately $10.3 million represents capital spending necessary to maintain the Company's operating equipment and the remainder is for discretionary capital spending, including approximately $22.0 million for the replacement of older operating equipment with a view of substantially enhancing operating efficiency and $47.7 million for expansion of its equipment to meet increased demand for seismic services.

     The utilization of net operating loss carryforwards ("NOLs") with respect to the Company is subject to certain limitations. Additionally, when such NOLs are utilized, the benefit will be recognized as an addition to paid-in capital and will not be reflected in the consolidated statements of operations.

     The Company will require substantial cash flow to continue operations on a satisfactory basis, complete its capital expenditure and research and development programs, and meet its principal and interest obligations with respect to the outstanding indebtedness. The Company anticipates that cash and short-term investments, net proceeds from this Offering, cash flow generated from operations and borrowings permitted under the Indenture and Credit Facility will provide sufficient liquidity to fund these requirements through fiscal 1998. However, the Company's ability to meet its debt service and other obligations depends on its future performance, which, in turn, is subject to general economic conditions, business and other factors beyond the Company's control. See "Forward-Looking Statements." If the Company is unable to generate sufficient cash flow from operations or otherwise to comply with the terms of the Credit Facility or the Indenture, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There can be no assurance that the Company would be able to obtain such refinancing or financing, or that any refinancing or financing would result in a level of net proceeds required.

                                    BUSINESS

     The Company is a leading provider of seismic data acquisition, data processing and multi-client data surveys to the oil and gas industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. The Company acquires seismic data on land and in transition zone and marine environments and processes data acquired by its own crews and crews of other operators. The Company acquires seismic data both on an exclusive contractual basis for its customers and on its own behalf for licensing to multiple customers on a non-exclusive basis.

     To increase its presence in the market for onshore geophysical services, in August 1996 the Company completed the Combination with VES, a leading land seismic contractor. Prior to the Combination, Digicon and VES had complementary operations with no significant geographic overlap. Management believes that the Combination has produced a balanced company with significant market presence in the land, transition zone and marine data acquisition and processing businesses in selected geographic areas worldwide. The Company believes that the Combination has provided it with the critical mass necessary to compete more effectively, has improved its access to capital markets and has enabled it to pursue additional opportunities, particularly in the multi-client data licensing business.

INDUSTRY OVERVIEW

     Geophysical services enable oil and gas companies to determine whether subsurface conditions are likely to be favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. These services consist of the acquisition and processing of 3D and 2D seismic and other geophysical data, which are used to produce computer-generated graphic images of the subsurface strata. The resulting images are then analyzed and interpreted by customers' geophysicists and are used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in reservoir development and management.

     Geophysical data is acquired by land, transition zone and marine crews. In data acquisition, a source of acoustical energy is employed at or below the earth's surface and an acoustical wave is produced through the discharge of compressed air, the detonation of small explosive charges, or other energy generating techniques. As the acoustical wave travels through the earth, portions are reflected by variations in the underlying rock layers, and the reflected energy is captured by geophones situated at intervals along specified paths from the point of acoustical impulse. The resulting signals are then transmitted to a recording unit which amplifies the reflected energy wave and converts it into digital data. This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion and improving resolution and arranges the input data to produce, with the aid of plotting devices, an image of the subsurface strata. By interpreting seismic data, oil and gas companies create detailed stratigraphic maps of prospective areas and producing oil and gas reservoirs.

     Three-dimensional surveys involve the acquisition of a very dense grid of seismic data over a precisely defined area. This heavy concentration of data requires extensive computer processing, involving the use of sophisticated proprietary techniques, to produce an accurate image of the subsurface. Computer analysis of the 3D survey data allows geophysicists to better examine and interpret important subsurface features.

     Over the last several years, worldwide demand for 3D surveys by major oil and gas companies and independent producers has increased. The greater precision and improved subsurface resolution obtainable from 3D seismic data have assisted oil and gas companies in finding new fields and more accurately delineating existing fields, as well as enhancing existing reservoir management and production monitoring techniques. Enhanced subsurface resolution obtainable from 3D studies has been a key factor in improving drilling success ratios and lowering finding and field extension costs. This improved technology, coupled with advances in drilling and completion techniques, is enhancing the industry's ability to develop oil and gas reserves, particularly in transition zone and deepwater environments.

     The industry is experiencing growing demand for 3D multi-client data surveys, particularly in deep water environments. Increased leasing activity and the high cost of drilling exploration and development wells in these waters have created significant demand for large-scale surveys employing sophisticated data processing techniques. The relatively expensive cost of acquiring and processing this data has prompted many oil and gas companies to participate in multi-client data surveys to reduce their geophysical expenses.

BUSINESS STRATEGY

     The Company's objective is to enhance its position as a leading provider of seismic services while seeking to maximize earnings and cash flow. To achieve these goals, the Company employs the following business strategy:

     FOCUS ON SELECTED GEOGRAPHIC MARKETS. The Company deploys its land and transition zone crews and seismic vessels in geographic areas where it can establish and maintain a strong competitive presence. Of the 14 land crews presently operated by the Company, 11 are operating in North America, where the Company maintains a significant market share. Currently, a majority of the Company's vessels are operating in the Gulf of Mexico, where it is positioned to take advantage of the increased demand for 3D marine seismic data.

     CONTINUE TO INVEST IN LEADING TECHNOLOGY. The Company intends to upgrade its data acquisition and processing equipment as often as necessary to maintain technological capabilities that are comparable or superior to its competitors. From the beginning of fiscal 1994 through January 31, 1997, the Company invested approximately $132 million primarily to replace or substantially upgrade its principal geophysical operating assets. This investment in the latest available seismic technology has resulted in increased operating efficiency and operating capacity.

        Land and transition zone data acquisition. The Company's transition zone crews are equipped with I/O System Two-RSR equipment, and land crews employ I/O System Two equipment. An additional crew and various other land seismic upgrades are budgeted for fiscal 1998, at an aggregate cost of approximately $14 million.

        Marine data acquisition. Six of the Company's seven seismic data acquisition vessels have been upgraded to Syntron recording systems. The Company has ordered another large chartered vessel primarily to service the North Sea market. This new "flagship" vessel, capable of deploying 12 seismic streamer cables, will be the Company's largest vessel. Equipment for this vessel represents the major portion of the Company's $43 million marine seismic capital budget for fiscal 1998.

        Data processing. The Company's 19 seismic data processing centers employ the latest available technology. To improve its speed and capacity in processing large 3D marine surveys, the Company recently leased an NEC supercomputer for its Houston processing center and plans to install another NEC supercomputer in its London center by calendar year-end. Additional equipment purchases aggregating approximately $16 million are budgeted for fiscal 1998.

     MAINTAIN FLEXIBLE IN MARINE OPERATIONS. In its marine seismic data acquisition activities, the Company operates exclusively from chartered vessels with unexpired terms ranging from one year to three years, subject to renewal at the Company's option in most instances. In employing this strategy, the Company is able to reduce vessel costs in times of low demand and retains the flexibility to relocate its marine seismic equipment onto vessels that may better meet customers' evolving requirements. In general, the Company also seeks to operate a technically balanced fleet of chartered vessels with operating characteristics that efficiently serve those markets experiencing the greatest demand.

     PROMOTE CUSTOMER SERVICE. As a service business, the Company promotes a corporate culture embodying a strong customer orientation. The Company's decentralized management structure enables it to respond more quickly to customer needs. In addition, the Company has established informal strategic alliances with a number of customers, under which it is the exclusive provider of seismic services to the customer.

SERVICES AND MARKETS

     The Company acquires seismic data in land, transition zone and marine environments and processes data acquired from its own crews as well as data acquired by other geophysical crews. The Company currently operates seven land and transition zone crews in the continental United States, four land crews in Canada and three land crews in South America, currently in Argentina and Ecuador. The Company's seven marine crews operate in selected markets worldwide. The Company also operates 19 seismic data processing facilities, most of which are located in major oil and gas centers around the world. In fiscal 1995 and 1996 and the first six months of fiscal 1997, 61%, 62% and 57%, respectively, of the Company's revenues were attributable to international operations and export sales.

     When performing geophysical services under contract for oil and gas producers, the Company may be employed to acquire and/or process geophysical data. Under these arrangements, the Company's entire work-product belongs to the contracting party. The Company also acquires and processes geophysical data for its own account, preserving its work-product in a data library for later licensing on a non-exclusive basis. When acquiring data for its library, the Company generally obtains pre-funding commitments for at least 70% of the cost of such surveys from multiple clients.

     The following tables set forth the Company's revenues by service group and geographical area:

                          REVENUES BY SERVICE GROUP(1)

                                                                             SIX MONTHS ENDED
                                                YEARS ENDED JULY 31,            JANUARY 31,
                                           ------------------------------   -------------------
                                             1994       1995       1996       1996       1997
                                           --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Land and transition zone data
  acquisition............................  $ 83,229   $108,133   $117,667   $ 57,637   $ 83,978
Marine data acquisition..................    36,509     32,781     54,360     20,029     29,194
Data processing..........................    46,124     54,687     55,566     27,778     33,517
Licensing of multi-client data surveys...    11,604     19,804     23,003     17,099     20,407
Other....................................       926        225
                                           --------   --------   --------   --------   --------
          Total..........................  $178,392   $215,630   $250,596   $122,543   $167,096
                                           ========   ========   ========   ========   ========

---------------

(1) Revenues from data acquisition and data processing services are recognized based on contractual rates set forth in the related contract if the contract provides a separate rate for each service provided. If the contract only provides a rate for the overall service, revenues are recognized based on the percentage of each cost of each service to total cost.

                         REVENUES BY GEOGRAPHICAL AREA

                                                                             SIX MONTHS ENDED
                                                YEARS ENDED JULY 31,            JANUARY 31,
                                           ------------------------------   -------------------
                                             1994       1995       1996       1996       1997
                                           --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
United States(1).........................  $ 67,373   $ 87,318   $ 98,875   $ 48,803   $ 74,165
Canada...................................    46,501     44,297     47,423     25,668     24,116
Europe and Middle East...................    29,891     20,230     37,394     14,184     25,522
Far East.................................    16,958     25,918     30,558     14,979     14,191
South America............................    17,669     37,867     36,346     18,909     29,102
                                           --------   --------   --------   --------   --------
          Total..........................  $178,392   $215,630   $250,596   $122,543   $167,096
                                           ========   ========   ========   ========   ========

---------------

(1) Includes export sales of $1,501, $2,228 and $4,774 in fiscal 1994, 1995 and 1996, respectively; and $1,346 and $2,278 for the first six months of fiscal 1996 and 1997, respectively.

See Note 17 of Notes to the Consolidated Financial Statements for additional geographical information.

     Geophysical services are marketed from the Company's Houston and Calgary offices and from its regional administrative centers by personnel whose duties also typically include technical, supervisory or executive responsibilities. Contracts are obtained either through competitive bidding in response to invitations for bids, by direct negotiation with the prospective customer or through the initiation by the Company of surveys for its data library, which surveys are then offered for license on a non-exclusive basis.

     Contracts for exclusive data acquisition involve payments on either a turnkey or a time basis or on a combination of both methods. Under the turnkey method, payments for data acquisition services are based upon the amount of data collected, and the Company bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When operating on a time basis, payments are based on agreed rates per unit of time, which may be expressed in periods ranging from days to months, and most of the risk of business interruption (except for interruptions caused by failure of the Company's equipment) is borne by the customer. When a combination of both turnkey and time methods is used, the risk of business interruptions is shared in an agreed percentage by the Company and the customer. In each case, progress payments are usually required unless it is expected that the job can be accomplished in a brief period. In recent years, the Company's contracts for data acquisition have been predominantly on a turnkey or on a combination of turnkey/time basis. Substantially all exclusive data processing work is done on a turnkey basis.

LAND AND TRANSITION ZONE DATA ACQUISITION

     The Company's land and transition zone data acquisition services are currently conducted by 14 seismic crews, with a combined seismic recording capacity of approximately 22,700 channels. The Company is able to configure its equipment to operate up to 17 crews and has done so this past winter in response to demand for shorter recording lines in Canada. Seven of the crews are operating in the continental United States, four in Canada and three in South American markets, currently Argentina and Ecuador.

     The Company's land and transition zone crews are equipped to perform both 3D and 2D surveys. Each crew consists of a surveying unit which lays out the lines to be recorded and marks the site for shot-hole placement or equipment location; an explosives or mechanical vibrating unit (a vibroseis); and a recording unit that lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. On the typical land seismic survey, the seismic crew is supported by several drill crews, which are typically furnished by third parties under short-term contracts. Drill crews operate in advance of the seismic crew and bore shallow holes for explosive charges which, when detonated by the seismic crew, produce the necessary acoustical impulse. In locations where the use of explosives is precluded due to population density, technical requirements or ecological factors, a mechanical vibrating unit or compressed air is substituted for explosives as the acoustical source.

     The Company uses helicopters to aid its crews in seismic data acquisition in situations where such use will reduce overall costs and improve productivity. In a helicopter-supported project, seismic lines are cut approximately two meters wide, compared to five meters wide when trucks are used to move cables, geophones and personnel. The use of helicopters, which is often required in areas with rugged terrain and in agricultural areas, results in better access and lessened surface damage. In such a project, each seismic crew is typically supported by one or two helicopters specifically suited to seismic acquisition requirements.

     The Company has made capital improvements during fiscal 1997 which have provided efficiencies and additional capacity in its land and transition zone data acquisition operations. For example, it has acquired geophones and cables which standardized this equipment so that such equipment is interchangeable among the Company's seismic crews. In addition, the transition zone crews have been upgraded to I/O System Two-RSR equipment. The Company plans to make land and transition zone capital expenditures of approximately $14 million during fiscal 1998. A significant portion of these capital expenditures is expected to relate to the introduction of an additional crew into South America.

MARINE DATA ACQUISITION

     Marine data acquisition services are carried out by the Company's crews operating from chartered vessels which have been modified or equipped to the Company's specifications. The following table sets forth certain information concerning the geophysical vessels operated by the Company as of April 30, 1997:

                              FISCAL YEAR
                                ENTERED                                          SEISMIC RECORDING
         VESSEL(1)              SERVICE       LOCATION      LENGTH      BEAM    CAPACITY (CHANNELS)
----------------------------    -------    --------------  ---------   -------  -------------------
Acadian Searcher............     1983      Indonesia       217 feet    44 feet      480/3D
Ross Seal...................     1987      Taiwan          176 feet    38 feet      240/3D
Seacor Surf.................     1991      Gulf of Mexico  135 feet    35 feet      480/3D
Polar Search................     1992      Gulf of Mexico  300 feet    51 feet     1,920/3D
Pearl Chouest...............     1995      Gulf of Mexico  210 feet    40 feet      480/3D
Cape Romano.................     1996      Gulf of Mexico  155 feet    36 feet      480/3D
Polar Princess..............     1996      Gulf of Mexico  250 feet    46 feet     1,920/3D

---------------

(1) Does not include the Professor Kurentsov, which is operating on a trial basis under short term charter.

     The Polar Search and the Polar Princess are chartered from a ship operator for initial terms which expire in January and February 2000, respectively. The Company's other vessels are operated under shorter term charter arrangements expiring at various times throughout fiscal 1998. These charters contain certain options for the Company to extend on terms and at rates closely approximating the expiring terms and rates. It is presently anticipated that the charters on the Seacor Surf and the Cape Romano will not be renewed and that these two vessels will be replaced by a single larger vessel. Decisions on whether to extend the other expiring vessel charters or enter into charters with other vessel owners will be made prior to each charter expiration date.

     All of the vessels operated by the Company are equipped to perform both 3D and 2D seismic surveys. During the last several years, a majority of the marine seismic data acquisition services performed by the Company involved 3D surveys. The Company frequently upgrades seismic survey equipment on its vessels to enhance performance quality and incorporate new technology. Each vessel generally has an equipment complement consisting of seismic recording instrumentation, digital seismic streamer cable, cable location and seismic data location systems, multiple navigation systems, a source control system which controls the synchronization of the energy source and a firing system which generates the acoustical impulses. The streamer cable contains hydrophones that receive the acoustical impulses reflected by variations in the subsurface strata. Data acquired by each channel in the digital cable is partially processed before it is transmitted to recording instruments for storage on magnetic media, thus reducing subsequent processing time and the effective acquisition costs to the customer.

     At present, two of the Company's vessels are equipped with multiple streamers and multiple energy sources, which acquire more lines of data with each pass, reducing the time to completion and the effective acquisition cost. A three vessel multi-boat crew obtains similar benefits by recording the signals generated from two source arrays on the master vessel from single cables towed by each of the master and two slave vessels. These five vessels are located in the Gulf of Mexico and are engaged in acquiring 3D multi-client data surveys. The Company has ordered another large chartered vessel, primarily to service the North Sea market. This new "flagship" vessel will be the Company's largest vessel and will be capable of deploying 12 seismic streamer cables. The purchase of equipment for this new vessel, together with less extensive upgrades on some of the other vessels in the fleet, is anticipated to require capital expenditures of approximately $43 million in fiscal 1998.

     Each marine seismic crew consists of approximately 20 persons, excluding the ship's captain and ship personnel. Seismic personnel live aboard ship during their tours of duty, which are staggered to permit continuous operations. During seismic operations, the Company's personnel direct the positioning of the vessel using sophisticated navigational equipment, deploy and retrieve the seismic streamer cable and energy-source array, and operate all other systems relating to data collection activities. The Company's personnel do not, however, have ultimate responsibility for the vessel, which is operated by the captain and personnel who are employees of the vessel owner.

DATA PROCESSING

     The Company currently operates 19 seismic data processing centers. At each of the centers, data received from the field, both from the Company and other geophysical crews, is processed to produce an image of the earth's subsurface using proprietary computer software and techniques developed by the Company. The Company also reprocesses older seismic data using new techniques designed to enhance the quality of the data. A majority of the Company's data processing services are performed on 3D seismic data. The Company's data processing centers have opened at various times from 1966 through 1997 and are located in Houston, Texas (two locations); Hurst, Texas; Dallas, Texas; Midland, Texas; Denver, Colorado; Oklahoma City, Oklahoma; Singapore; London, England; Calgary, Alberta; Brisbane, Australia; Melbourne, Australia; Jakarta, Indonesia; Kuala Lumpur, Malaysia; Buenos Aires, Argentina; Neuquen, Argentina; Caracas, Venezuela; Quito, Equador; and Abu Dhabi U.A.E.

     Eight of the Company's centers operate high capacity, advanced technology data processing systems based on NEC and HP computer systems with high speed networks. These systems utilize the Company's proprietary software, seismicTANGO, which is installed on all of the Company's marine vessels. The data acquisition crews run seismicTANGO software identical to that utilized in the NEC and HP systems, allowing for ease in the movement of data from the field to the data processing centers. The seismicTANGO software is used primarily for marine data processing which involves large projects in comparison with typically smaller scale land data processing projects. Eleven of the Company's centers process seismic data on Sun workstations. These systems use SAGE, a proprietary processing system developed primarily for land data processing.

     Because of the increased complexity of processing 3D surveys, in fiscal 1997 the Company upgraded to more powerful and flexible workstation-based systems at five of its data processing centers which are dedicated primarily to processing marine data. To improve its speed and capacity in processing large 3D surveys, the Company recently leased an NEC supercomputer for its Houston processing center and plans to install another NEC supercomputer in its London center by calendar year-end. During fiscal 1997, in its land processing operations, the Company acquired additional Sun workstations to add capacity at existing processing centers and to equip two new processing centers. These expansions and upgrades have increased capacity and lowered operating costs. The Company has budgeted $16 million in fiscal 1998 for data processing capital expenditures, primarily for the purchase of additional workstations, HP mainframes and peripheral equipment for the workstations, the NEC supercomputer and other mainframes.

LICENSING OF MULTI-CLIENT DATA SURVEYS

     In its data acquisition and processing efforts, the Company often acquires and processes data for its own account by conducting surveys partially or wholly funded by multiple customers. Once acquired and processed, these surveys are then licensed for use to other customers on a non-exclusive basis. Factors considered in determining whether to undertake such surveys include the availability of initial participants to underwrite a percentage of the costs, the location to be surveyed, the probability and timing of future lease, concession and development activity in the area, and the availability, quality and price of competing data. In general, the Company obtains pre-funding commitments for at least 70% of the costs of its multi-client data surveys.

     As described above, the relatively expensive cost of acquiring and processing deepwater 3D seismic data has prompted many oil and gas companies to participate in multi-client data surveys to reduce their geophysical expenses. In response to this increased demand, the Company is adding to its data library, primarily in the Gulf of Mexico and the North Sea. While historically the Company's growth in multi-client data surveys has been offshore, it has recently initiated onshore surveys and intends to expand its land data library. As of July 31, 1996, the Company's data library included 512,259 line miles, compared with 224,356 line miles as of July 31, 1994, representing a 128% increase. For additional information with respect to the multi-client data library, see "Risk Factors -- Investment in Multi-Client Data Surveys" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

TECHNOLOGY AND CAPITAL EXPENDITURES

     The geophysical industry is highly technical, and the requirements for the acquisition and processing of seismic data have evolved continuously over the past 50 years. Accordingly, it is of significance to the Company that its technological capabilities are comparable or superior to those of its competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or by acquiring technology under license from others. The Company has introduced several technological innovations in its geophysical service business that have become industry standard practice in both acquisition and processing.

     Currently, the Company employs approximately 50 persons in its research and development activities, substantially all of whom are scientists, engineers or programmers. During fiscal 1994, 1995 and 1996, research and development expenditures were $5.8 million, $3.6 million and $3.2 million, respectively. The reduced level of expenditures in fiscal 1995 and 1996 reflects the transfer of the Company's marine and land engineering departments to Syntron, Inc. in August 1994. See Note 6 of Notes to the Consolidated Financial Statements.

     The Company rarely applies for patents on internally developed technology. This policy is based upon the belief that most proprietary technology, even where regarded as patentable, can be more effectively protected by maintaining confidentiality than through disclosure and a patent enforcement program.

     Certain of the equipment, processes and techniques used by the Company are subject to the patent rights of others, and the Company holds non-exclusive licenses with respect to a number of such patents. While the Company regards as beneficial its access to others' technology through licensing, the Company believes that substantially all presently licensed technology could be replaced without significant disruption to the business should the need arise.

     The capital expenditure program for fiscal 1998 requires expenditures of approximately $75 million, and another $3.5 million is budgeted for research and development activities. The level of future capital expenditures will depend on the availability of funding and market requirements as dictated by oil and gas company activity levels.

     The following table sets forth a summary of the Company's capital expenditures for the three years ended July 31, 1996, its estimated capital expenditures for the year ended July 31, 1997 and its budgeted capital expenditures for the year ending July 31, 1998.

                                                              YEARS ENDED JULY 31,
                                             ------------------------------------------------------
                                              1994      1995      1996        1997          1998
                                             -------   -------   -------   -----------   ----------
                                                                           (ESTIMATED)   (BUDGETED)
                                                             (DOLLARS IN THOUSANDS)
Land and transition zone data
  acquisition..............................  $21,566   $18,004   $15,020     $25,500      $14,000
Marine data acquisition....................    3,370     8,296     7,757      29,100       43,000
Data processing............................    4,374     6,495     8,394      18,900       16,000
Other......................................      462       839     1,689       6,500        2,000
                                             -------   -------   -------     -------      -------
          Total............................  $29,772   $33,634   $32,860     $80,000      $75,000(1)
                                             =======   =======   =======     =======      =======

---------------

(1) Of this amount, approximately $13.5 million represents capital spending necessary to maintain the Company's operating equipment and the remainder is allocated for discretionary capital spending, including approximately $12.5 million for the replacement of older operating equipment and approximately $49 million for expansion of equipment needed to meet increased demand for seismic services.

COMPETITION AND OTHER BUSINESS CONDITIONS

     The acquisition and processing of seismic data for the oil and gas exploration industry has historically been highly competitive worldwide. However, as a result of changing technology and increased capital requirements, the seismic industry has consolidated substantially since the late 1980s. The consolidation has reduced the number of competitors, and the largest competitors remaining in the market are Western Geophysical (a division of Western Atlas Inc.), Geco-Prakla (a division of Schlumberger), Compagnie Generale Geophysique and Petroleum Geo-Services ASA. Although reliable comparative figures are not available in all cases, the Company believes that its largest competitors have more extensive and diversified operations and have financial and operating resources in excess of those available to the Company. Competition for available seismic surveys is based on several competitive factors, including price, crew experience, equipment availability, technological expertise and reputation for quality and dependability.

     The Company's data acquisition activities often are conducted under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of injury to personnel and loss of equipment. The Company carries insurance against the destruction of, or damage to, its chartered vessels and its geophysical equipment in amounts that it considers adequate. The Company may not, however, be able to obtain insurance against certain risks or for equipment located from time to time in certain areas of the world. The Company obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available and, when available, is subject to unilateral cancellation by the insuring companies on short notice. The Company also carries insurance against pollution hazards and injury to persons and property that may result from its operations and considers the amounts of such insurance to be adequate.

     Fixed costs, including costs associated with vessel charters and operating leases, labor costs, depreciation and interest expense, account for a substantial percentage of the Company's costs and expenses. As a result, downtime or low productivity resulting from reduced demand, equipment failures, weather interruptions or otherwise, can result in significant operating losses.

BACKLOG

     At April 30, 1997, the Company's backlog of commitments for services was $226.6 million, compared with $158.8 million at July 31, 1996. It is anticipated that substantially all of the April 30, 1997 backlog will be completed in the next 12 months. This backlog consisted of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result of these factors, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any succeeding fiscal period.

SIGNIFICANT CUSTOMERS

     Historically, the Company's principal customers have been international oil and gas companies, foreign national oil companies and independent oil and gas companies. Due to the contractual nature of the Company's operations, it is anticipated that significant portions of future consolidated revenues may be attributable to a few customers, although it is likely that the identity of such customers may change from period to period.

EMPLOYEES

     At April 30, 1997, the Company employed approximately 2,600 full-time personnel. With the exception of approximately 35 unionized employees in the Company's Singapore data processing center, none of its employees are subject to collective bargaining agreements. The Company considers the relations with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The table below sets forth certain information regarding the Company's executive officers and directors.

                 NAME                     AGE                       POSITION(S)
                 ----                     ---                       -----------
David B. Robson........................   58     Chairman of the Board, Chief Executive Officer
                                                   and Director
Stephen J. Ludlow......................   47     President, Chief Operating Officer and Director
Lawrence C. Fichtner...................   52     Executive Vice President -- Corporate
                                                   Communications and Director
Anthony Tripodo........................   44     Executive Vice President, Chief Financial Officer
                                                   and Treasurer
Rene M.J. VandenBrand..................   38     Vice President -- Business Development
Clayton P. Cormier.....................   64     Director
Ralph M. Eeson.........................   48     Director
Steven J. Gilbert......................   50     Director
Brian F. MacNeill......................   57     Director
Douglas B. Thompson....................   47     Director
Jack C. Threet.........................   68     Director

     David B. Robson. Mr. Robson has been chairman of the board and chief executive officer of the Company since consummation of the Combination on August 30, 1996. Prior thereto, he had held similar positions with VES or its predecessors since 1974.

     Stephen J. Ludlow. Mr. Ludlow became president and chief operating officer of the Company in August 1996, upon consummation of the Combination. He was employed by Digicon for 24 years and served as president and chief executive officer of Digicon for the preceding two years. Prior to 1994, he served as executive vice president of Digicon for four years following eight years of service in a variety of progressively more responsible management positions, including several years of service as the executive responsible for operations in Europe, Africa and the Middle East.

     Lawrence C. Fichtner. Mr. Fichtner became executive vice president -- corporate communications of the Company in August 1996, upon consummation of the Combination. Prior thereto, he had been executive vice president of VES or its predecessors since 1978. During the ten years prior to joining VES, he held various positions as a geophysicist with Geophysical Services Inc., Texaco Exploration Ltd. and Bow Valley Exploration Ltd.

     Anthony Tripodo. Mr. Tripodo was appointed executive vice president, chief financial officer, and treasurer of the Company in April 1997. Prior to joining the Company, he was employed by Baker Hughes for sixteen years in various financial management capacities, most recently as vice president of finance and administration for its Baker Performance Chemicals Incorporated unit. Prior to his service with Baker Hughes, Mr. Tripodo was employed by the accounting firm of Price Waterhouse from 1974 to 1980.

     Rene M.J. VandenBrand. Mr. VandenBrand became vice president -- business development of the Company in August 1996 upon consummation of the Combination. Prior thereto, he had been vice president--finance and secretary of VES since November 1995, following two years of service in comparable positions with Taro Industries Limited. He was previously a partner of Coopers & Lybrand Chartered Accountants in Calgary.

     Clayton P. Cormier. Mr. Cormier is currently a financial and insurance consultant. From 1986 to 1991, Mr. Cormier was a senior vice president in the oil and gas division of Johnson & Higgins, an insurance broker, and previously served as chairman of the board, president, and chief executive officer of Ancon Insurance Company, S.A. and as an assistant treasurer of Exxon Corporation.

     Ralph M. Eeson. Mr. Eeson has been co-owner and chairman of the board of Kids Only Clothing Club Inc., a manufacturer and direct seller of children's clothing, since 1991. From 1977 to 1991, he was a senior partner at Code Hunter, Barristers and Solicitors, Calgary. He remains counsel to Code Hunter.

     Steven J. Gilbert. Mr. Gilbert has been managing general partner of Soros Capital L.P. since 1992. Soros Capital L.P. is the principal venture capital and leveraged transaction entity of Quantum Group of Funds. He is also the managing director of Commonwealth Capital Partners, L.P., a private entity investment fund. Mr. Gilbert is a director of Katz Media Group, Inc., NFO Research, Inc., The Asian Infrastructure Fund, Peregrine Indonesia Fund, Inc., Terra Nova (Bermuda) Holdings, Ltd., GTS -- Duratek, Inc., Sydney Harbour Casino Holdings, Ltd., UroMed, Inc., and Affinity Technology Group, Inc., and is a member of the Advisory Committee of Donaldson, Lufkin & Jenrette Merchant Banking.

     Brian F. MacNeill. Mr. MacNeill has been president and chief executive officer of IPL Energy Inc., a crude oil and liquids transportation and natural gas distribution company, formerly Interprovincial Pipe Line, Inc. ("IPL"), since 1991. He was executive vice president and chief operating officer of IPL from 1990 to 1991 and previously served as chief financial officer of Interhome Energy, Inc. and Home Oil Company Limited and as vice president and treasurer of Hiram Walker Resources Ltd.

     Douglas B. Thompson. Mr. Thompson served as chairman of the board of the Company from May 1994 until consummation of the Combination in August 1996. He is a private investor and also served as chairman of the board of WellTech, Inc., a privately-held workover drilling company, until its sale in March 1996.

     Jack C. Threet. Mr. Threet was formerly a vice president of Shell Oil Company. Prior to his retirement from Shell Oil Company in 1987, Mr. Threet was also a member of the boards of directors of several affiliates of Shell Oil Company.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue 40,000,000 shares of Common Stock, par value $.01 per share, and at January 31, 1997, there were 18,788,940 shares outstanding, and 640,287 shares were reserved for issuance upon exercise of outstanding warrants and options. Included in shares outstanding are 2,640,014 VES Exchangeable Shares, which are exchangeable for, and vote with the Common Stock, and are identical to, the Common Stock in all material respects. Each share of Common Stock has one vote on all matters presented to the stockholders. Subject to the rights and preferences of any Preferred Stock (as defined below) which may be designated and issued, the holders of Common Stock are entitled to receive dividends, if and when declared by the board of directors, and are entitled on liquidation to all assets remaining after the payment of liabilities. The Common Stock has no preemptive or other subscription rights. Outstanding shares of Common Stock are and the shares of Common Stock offered by the Company, when issued and paid for, will be fully paid and nonassessable. Because the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. ChaseMellon Shareholder Services, L.L.C., Dallas, Texas, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

     The board of directors of the Company, without any action by the stockholders of the Company, is authorized to issue up to 1,000,000 shares of Preferred Stock. Shares of Preferred Stock may be issued in one or more series or classes, which will have such designation, voting powers, preferences and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereon, including voting rights, dividends, rights on liquidation, dissolution or winding up, conversion or exchange rights and redemption provisions, as set forth in the resolutions adopted by the Board of Directors providing for the issuance of such stock and as permitted by the Delaware General Corporation Law (the "DGCL"). A series of 400,000 shares of Preferred Stock has been designated for use in connection with the Rights Plan. See "Rights Plan." Although the Company has no other current plans for the possible issuance of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of securities convertible into or exchangeable for such shares, could be used to discourage an unsolicited acquisition proposal that some or a majority of the stockholders believe to be in their interests or in which stockholders are to receive a premium for their stock over the then current market price. In addition, the issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock. The Board of Directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

RIGHTS PLAN

     Pursuant to a Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., Dallas, Texas (the "Rights Plan"), each share of Common Stock has attached to it one Right (the "Right"), represented by the certificate which is also the certificate representing the Common Stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of the Company at a purchase price of $100, subject to adjustment (the "Purchase Price").

     The Rights will separate from the Company's Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors of the Company shall determine) following the commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the "Tender Offer Date"). Until the Distribution Date, the Rights will be transferred with and only with the Common Stock certificates. The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire at the close of business on May 15, 2007.

     In the event that, among other things, (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person or (ii) any person shall become the beneficial owner of more than 15% of the outstanding shares of the Common Stock (except (A) pursuant to certain consolidations or mergers involving the Company or sales or transfers of the combined assets or earning power of the Company and its subsidiaries, or (B) pursuant to an offer for all outstanding shares of the Common Stock at a price and upon terms and conditions which a majority of the Continuing Directors (as defined below) determines to be in the best interests of the Company and its stockholders) each holder of a Right (other than the Acquiring Person, certain related parties and transferees) will thereafter have the right to purchase, upon exercise, a one-thousandth fractional share interest in Series A Preferred Stock each of which is for all purposes essentially equivalent to a share of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. For example, at the exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees) following an event set forth above would entitle its holder to purchase $200 worth of Series A Preferred Stock (or other consideration, as noted above) for $100. Assuming that the Series A Preferred Stock had a per share market price of $40 at such time (with each one-thousandth share of Series A Preferred Stock valued at one share of Common Stock), the holder of each valid Right would be entitled to purchase 5 shares of the Series A Preferred Stock for $100. Rights are not exercisable following the occurrence of any of the events described above until the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or
(iii) more than 50% of the combined assets or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

     At any time until any person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Rights may not be redeemed during the 180 day period after any person becomes an Acquiring Person unless the redemption is approved by a majority of Continuing Directors. The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of at least five Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing persons.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. They may reduce or eliminate
(i) "two-tiered" or other partial offers that do not offer fair value for all Common Stock; (ii) the accumulation by a third party of 15% or more of the Common Stock in open-market or private purchases in order to influence or control the business and affairs of the Company without paying an appropriate premium for a controlling position in the Company; and (iii) the accumulation of shares of Common Stock by third parties in market transactions for the primary purpose of attempting to cause the Company to be sold. In addition, the Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner defined as a Triggering Event unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer for all outstanding shares of Common Stock and other voting securities at a price and on other terms that are in the best interests of the Company and its stockholders as determined by the Board of Directors or affect any prospective offeror willing to negotiate with the Board of Directors because as part of any negotiated transaction the Rights would either be redeemed or otherwise made inapplicable to the transaction. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten business days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the $.001 redemption price. For a description of additional provisions that could have antitakeover effects, see "Risk
Factors -- Certain Antitakeover Provisions."

                                  UNDERWRITING

     The names of the underwriters of the shares of Common Stock offered hereby (the "Underwriters") and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
                        ------------                          ----------
Dillon, Read & Co. Inc. ....................................
PaineWebber Incorporated....................................
Raymond James & Associates, Inc. ...........................
                                                              ----------
          Total.............................................   3,000,000
                                                              ==========

     The Managing Underwriters are Dillon, Read & Co. Inc. ("Dillon Read"), PaineWebber Incorporated ("PaineWebber") and Raymond James & Associates, Inc. ("Raymond James").

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10 percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $     per share on sales to certain
dealers. The Underwriters may allow, and such dealers may reallow, a concession
not to exceed $     per share on sales to certain dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 450,000 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover the over-allotments made of the shares in connection with this Offering.

     For a period of 90 days after the date of this Prospectus, the Company, the executive officers of the Company and certain directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any other capital stock without the prior written consent of Dillon Read, except (a) the Company may register the Common Stock and the Company may sell the shares of Common Stock offered in this Offering, (b) the Company may register and the Company may issue securities pursuant to the Company's existing stock option or other benefit or incentive plans maintained for its officers, directors or employees, and (c) shares of Common Stock may be issued in accordance with the Rights Plan.

     The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act or to payments that the Underwriters may be required to make in respect thereof.

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilization, syndicate covering transactions and imposition of penalty bids. In an over-allotment, the Underwriters would allot more shares of Common Stock to their customers in the aggregate than are available for purchase by the Underwriters under the Underwriting Agreement. Stabilizing means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. In a syndicate covering transaction, the Underwriters would place a bid or effect a purchase to reduce a short position created in connection with this Offering. Pursuant to a penalty bid, Dillon Read, on behalf of the Underwriters, would be able to reclaim a selling concession from an Underwriter if shares of Common Stock originally sold by such Underwriter are purchased in syndicate covering transactions. These transactions may result in the price of the Common Stock being higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise, and, if commenced, may be discontinued at any time.

     Dillon Read and Raymond James served as underwriters in connection with the Company's offering of Senior Notes in October 1996 and were compensated at customary rates for such services. In 1996, the Company engaged PaineWebber to act as its financial advisor in connection with the Combination and has paid PaineWebber a customary fee for such services.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with such securities are being passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Veritas DGC Inc. as of July 31, 1995 and 1996 and for each of the three years in the period ended July 31, 1996 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which has been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Effective November 20, 1996, the Company replaced Deloitte & Touche LLP as independent auditors. Deloitte & Touche LLP has not performed any procedures with respect to any financial statements of the Company as of or for any interim period within the fiscal year ended July 31, 1996.

     The consolidated financial statements of Veritas Energy Services Inc., as of and for the nine months ended July 31, 1996, as of and for the year ended October 31, 1995 and for the year ended October 31, 1994 not separately presented in this Prospectus, have been audited by Price Waterhouse, Chartered Accountants, whose report thereon appears herein. Such consolidated financial statements, to the extent they have been included in the consolidated financial statements of Veritas DGC Inc., have been so included in reliance on their report given up on the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AS OF JULY 31, 1996 AND JANUARY 31, 1997 AND FOR THE SIX
  MONTHS ENDED JANUARY 31, 1996 AND 1997:
     Unaudited Consolidated Statements of Operations........   F-2
     Unaudited Consolidated Balance Sheets..................   F-3
     Unaudited Consolidated Statements of Cash Flows........   F-4
     Unaudited Consolidated Statements of Changes in
      Stockholders' Equity..................................   F-6
     Notes to Unaudited Consolidated Financial Statements...   F-7

AS OF JULY 31, 1995 AND 1996 AND FOR THE YEARS ENDED JULY
  31, 1994, 1995 AND 1996:
     Independent Auditors' Report of Deloitte & Touche
      LLP...................................................  F-13
     Independent Accountants' Report of Price Waterhouse....  F-14
     Consolidated Statements of Operations..................  F-15
     Consolidated Balance Sheets............................  F-16
     Consolidated Statements of Cash Flows..................  F-17
     Consolidated Statements of Changes in Stockholders'
      Equity................................................  F-19
     Notes to Consolidated Financial Statements.............  F-21

                       VERITAS DGC INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      FOR THE
                                                                  SIX MONTHS ENDED
                                                                    JANUARY 31,
                                                              ------------------------
                                                                1996            1997
                                                              --------        --------
                                                             (AS COMBINED -- SEE NOTE 2)
REVENUES....................................................  $122,543        $167,096

COSTS AND EXPENSES:
  Cost of services..........................................   100,103         126,302
  Depreciation and amortization.............................    13,047          18,520
  Selling, general and administrative.......................     3,404           4,382
  Other (income) expense:
     Interest...............................................     2,674           3,230
     Merger related costs...................................                       597
     Other..................................................        44             276
                                                              --------        --------
          Total.............................................   119,272         153,307
                                                              --------        --------
Income before provision for income taxes and equity in
  earnings of 50% or less-owned companies and joint
  ventures..................................................     3,271          13,789
Provision for income taxes..................................     1,128           2,919
Equity in earnings of 50% or less-owned companies and joint
  ventures..................................................      (816)           (805)
                                                              --------        --------
NET INCOME..................................................  $  2,959        $ 11,675
                                                              ========        ========

PER SHARE OF COMMON STOCK:
  Income per share of common stock..........................  $    .17        $    .63
                                                              ========        ========
  Weighted average shares...................................    17,663          18,510
                                                              ========        ========
  Cash dividends............................................      None            None
                                                              ========        ========

            See Notes to Unaudited Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS, EXCEPT FOR PAR VALUE AND NUMBER OF SHARES)

                                                              JULY 31,        JANUARY 31,
                                                                1996             1997
                                                              --------        -----------
                                                              (AS COMBINED -- SEE NOTE 2)
                           ASSETS
Current assets:
  Cash and short-term investments...........................  $ 10,072         $ 15,523
  Restricted cash investments...............................       327              537
  Accounts and notes receivable (net of allowance for
     doubtful accounts: July, $740; January, $505)..........    65,447          105,140
  Materials and supplies inventory..........................     1,659            2,126
  Prepayments and other.....................................     8,199            6,532
                                                              --------         --------
          Total current assets..............................    85,704          129,858
Property and equipment......................................   165,104          197,682
     Less accumulated depreciation..........................    86,094          102,668
                                                              --------         --------
          Property and equipment -- net.....................    79,010           95,014
Multi-client data library...................................    25,628           27,139
Investments in and advances to joint venture................     1,463            1,379
Goodwill (net of accumulated amortization: July, $2,214;
  January, $2,475)..........................................     3,674            3,413
Other assets................................................     3,113            3,655
                                                              --------         --------
          Total.............................................  $198,592         $260,458
                                                              ========         ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $ 13,739         $    480
  Accounts payable -- trade.................................    27,454           28,487
  Accrued interest..........................................       313            2,189
  Other accrued liabilities.................................    19,905           27,769
  Income taxes payable......................................     1,814            3,133
                                                              --------         --------
          Total current liabilities.........................    63,225           62,058
Non-current liabilities:
  Long-term debt -- less current maturities.................    27,351           75,186
  Other non-current liabilities.............................     2,093            2,129
                                                              --------         --------
          Total non-current liabilities.....................    29,444           77,315
Commitments and contingent liabilities (Note 5)
Stockholders' equity:
  Common stock, $.01 par value; authorized: 40,000,000
     shares; issued: 11,334,352 shares and 16,148,926 shares
     at July and January, respectively......................       113              161
  Additional paid-in capital................................   104,469          107,635
  Retained earnings (from August 1, 1991 with respect to
     Digicon Inc.)..........................................     2,275           13,950
  Cumulative foreign currency translation adjustment........      (934)            (661)
                                                              --------         --------
          Total stockholders' equity........................   105,923          121,085
                                                              --------         --------
          Total.............................................  $198,592         $260,458
                                                              ========         ========

            See Notes to Unaudited Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                      FOR THE
                                                                  SIX MONTHS ENDED
                                                                    JANUARY 31,
                                                              ------------------------
                                                                1996           1997
                                                              --------       ---------
                                                             (AS COMBINED -- SEE NOTE 2)
OPERATING ACTIVITIES:
  Net income................................................  $ 2,959        $ 11,675
  Non-cash items included in net income:
     Depreciation and amortization..........................   13,047          18,520
     Amortization of deferred gain on sale/leaseback........      (90)
     Loss on disposition of property and equipment..........      360             439
     Equity in earnings of 50% or less-owned companies and
      joint ventures........................................     (816)           (805)
     Write-down of multi-client data library to market......      198             767
  Change in operating assets/liabilities:
     Accounts and notes receivable..........................   (4,473)        (39,693)
     Materials and supplies inventory.......................   (1,447)           (467)
     Prepayments and other..................................      867           1,667
     Multi-client data library..............................    3,387          (2,278)
     Other..................................................   (2,698)          2,319
     Accounts payable -- trade..............................       65          (1,420)
     Accrued interest.......................................       13           1,876
     Other accrued liabilities..............................    2,051           7,773
     Income taxes payable...................................      (71)          1,319
     Other non-current liabilities..........................     (651)             36
                                                              -------        --------
          Total cash provided by operating activities.......   12,701           1,728
FINANCING ACTIVITIES:
  Borrowing of senior notes.................................                   75,000
  Debt issue costs..........................................                   (2,765)
  Payment of secured term loan..............................                   (6,000)
  Payments of long-term debt................................   (4,618)        (29,289)
  Borrowings of long-term debt..............................                      781
  Net payments under credit agreements......................   (1,096)        (11,458)
  Net proceeds from sale of common stock....................       13           3,214
  Net proceeds from sale of treasury stock..................    3,972
                                                              -------        --------
          Total cash provided (used) by financing
           activities.......................................   (1,729)         29,483
INVESTING ACTIVITIES:
  (Increase) decrease in restricted cash investments........      338            (210)
  (Increase) decrease in investment in and advances to joint
     ventures...............................................     (260)            889
  Purchase of property and equipment........................   (9,329)        (27,406)
  Sale of property and equipment............................      422             699
  Other.....................................................      (76)
                                                              -------        --------
          Total cash used by investing activities...........   (8,905)        (26,028)
Currency (gain) loss on foreign cash........................      (55)            268
                                                              -------        --------
Change in cash and cash equivalents.........................    2,012           5,451
Beginning cash and cash equivalents balance.................    6,691          10,072
                                                              -------        --------
Ending cash and cash equivalents balance....................  $ 8,703        $ 15,523
                                                              =======        ========

            See Notes to Unaudited Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                      UNAUDITED SUPPLEMENTARY SCHEDULES TO
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                          FOR THE
                                                                      SIX MONTHS ENDED
                                                                        JANUARY 31,
                                                              --------------------------------
                                                               1996                 1997
                                                              -------         ----------------
                                                                (AS COMBINED -- SEE NOTE 2)
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Increase in property and equipment for:
     Equipment purchase obligations.........................  $ 2,788             $ 5,542
     Accounts payable -- trade..............................    2,040               2,453

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
     Interest --
       Equipment purchase obligations.......................      977                 748
       Secured term loans...................................      242                 274
       Revolving credit agreements..........................    1,036                 205
       Other................................................      443                 150
     Income taxes...........................................    2,509               1,333

            See Notes to Unaudited Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE SIX MONTHS ENDED JANUARY 31, 1997
                  (IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                                            ACCUMULATED
                                                                             EARNINGS       CUMULATIVE
                                      COMMON STOCK ISSUED                      (FROM          FOREIGN
                                      --------------------   ADDITIONAL   AUGUST 1, 1991     CURRENCY
                                                     PAR      PAID-IN     WITH RESPECT TO   TRANSLATION
                                        SHARES      VALUE     CAPITAL      DIGICON INC.)    ADJUSTMENT
                                      -----------   ------   ----------   ---------------   -----------
                                                         (AS COMBINED -- SEE NOTE 2)
BALANCE, JULY 31, 1996..............   11,334,352    $113    $104,469          $ 2,275         $(934)

Common stock issued for exchangeable
  shares (See Note 2)...............    4,383,687      44         (44)
Common stock issued for cash upon
  exercise of warrants..............      191,333       2       1,029
Common stock issued for cash under
  employee stock option plan........      239,554       2       2,237
Registration and filing costs.......                              (56)
Cumulative foreign currency
  translation adjustment............                                                             273
Net income..........................                                            11,675
                                       ----------    ----    --------          -------         -----

BALANCE, JANUARY 31, 1997...........   16,148,926    $161    $107,635          $13,950         $(661)
                                       ==========    ====    ========          =======         =====

            See Notes to Unaudited Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED JANUARY 31, 1997
                          (AS COMBINED -- SEE NOTE 2)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPINION OF MANAGEMENT

     In the opinion of Management, the accompanying unaudited consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly the financial position of Veritas DGC Inc. and subsidiaries ("the Company") at January 31, 1997, and the results of its operations and its cash flows for the six months ended January 31, 1996 and 1997. The results of operations for any interim period are not necessarily indicative of the results to be expected for a full year as such results could be affected by changes in demand for geophysical services and products, which is directly related to the level of oil and gas exploration and development activity. Governmental actions, foreign currency exchange rate fluctuations, seasonal factors, weather conditions and equipment problems also could impact future operating results.

EARNINGS PER SHARE

     Weighted average shares and earnings per share for all periods presented have been restated to reflect the effect of shares issuable upon exchange of Veritas Energy Services Inc. ("VES") Exchangeable Shares (See Note 2).

     Earnings per share are computed based on the weighted average number of shares of common stock. Shares issuable upon the conversion of stock options and warrants, which are common stock equivalents, were disregarded since the treasury stock method of calculation resulted in dilution of less than 3%.

MULTI-CLIENT DATA LIBRARY

     The Company collects and processes certain seismic data for its own account to which it retains all ownership rights and which it resells to clients on a non-transferable, non-exclusive basis. The Company may obtain precommitted sales contracts to help fund the cash requirements of these surveys which generally last from 5 to 7 months. The Company capitalizes a portion of the survey costs using an estimated sales method. Under that method the amount capitalized equals actual costs incurred less costs attributed to the precommitted sales contracts based on the percentage of total estimated costs to total estimated sales multiplied by actual sales. The capitalized cost of multi-client data library is likewise charged to operations in the period subsequent sales occur based on the percentage of total estimated costs to total estimated sales multiplied by actual sales. Beginning in fiscal 1997, the Company changed the estimated life of its multi-client data library so that any costs remaining 24 months after completion of a survey are charged to operations over a period not to exceed 24 months. The Company periodically reviews the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and records losses when the total estimated costs exceed total estimated sales or when it is determined that estimated sales would not be sufficient to cover the carrying value of the asset.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

                       VERITAS DGC INC. AND SUBSIDIARIES

This statement is effective for financial statements with fiscal years beginning after December 15, 1995. The Company implemented this statement at the beginning of the fiscal year 1997. Implementation of this pronouncement did not have a material effect on the Company's consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement establishes a fair value method of accounting for stock-based compensation plans either through recognition or disclosure. This statement is effective for fiscal years beginning after December 15, 1995. The Company will be required to implement this statement for the fiscal year 1997. The Company intends to adopt this standard by disclosing the pro forma net income (loss) and net income (loss) per share amounts assuming the fair value method was adopted on August 1, 1995. The adoption of this statement will have no material impact on the Company's consolidated financial statements.

     In February 1997, the FASB issued SFAS No. 128 "Earnings per Share." This statement requires the computation of basic earnings per share based upon weighted-average common shares outstanding and diluted earnings per share based upon weighted-average common shares outstanding and additional common shares that would have been outstanding if dilutive potential common shares had been issued under the treasury stock method using average market prices. In addition, previously reported earnings per share must be restated. This statement is effective for interim and annual periods ending after December 15, 1997. Basic earnings per share will not differ from previously reported primary earnings per share amounts. Diluted earnings per share will include the effect of using average market price for the period instead of the higher of average market price or end of period price under the treasury stock method. In addition, diluted earnings per share will be presented for all prior periods where fully diluted earnings per share were not previously required because dilutive potential common shares did not result in more than 3% dilution. Diluted earnings per share are not expected to differ materially from basic earnings per share.

2. BUSINESS COMBINATION

     As discussed in Note 2 of Notes to Consolidated Financial Statements on page F-25, Veritas DGC Inc. was formerly named Digicon Inc. ("Digicon"). On August 30, 1996, Digicon and Veritas Energy Services Inc. ("VES"), a Canadian company, consummated a business combination (the "Combination").

                       VERITAS DGC INC. AND SUBSIDIARIES

     Presented below is the effect of the pooling of interests on the Company's reported results of operations for the six months ended January 31, 1996. Amounts related to VES have been converted into the Company's reporting currency, U.S. dollars, using weighted average exchange rates prevailing during the period and reflect adjustments for differences between U.S. and Canadian generally accepted accounting principles ("GAAP") and reclassifications to conform financial statement presentation. Canadian to U.S. GAAP adjustments include adjustments to (i) write off foreign exchange losses on borrowings which are deferred and amortized over the period of the debt reducing net income by approximately $107,000 and (ii) reverse the effect of a prior period adjustment increasing net income by approximately $90,000. Reclassification of $17,829,000 have been made to net amounts billed to customers for reimbursable costs against VES' revenues.

                                                                    FOR THE
                                                               SIX MONTHS ENDED
                                                                  JANUARY 31,
                                                                     1996
                                                              -------------------
                                                               (IN THOUSANDS OF
                                                              DOLLARS, EXCEPT PER
                                                                SHARE AMOUNTS)
Revenues:
  Digicon...................................................         $ 76,429
  VES.......................................................           63,943
  Reclassifications.........................................          (17,829)
                                                                     --------
          Total.............................................         $122,543
                                                                     ========
Net income:
  Digicon...................................................         $  1,829
  VES.......................................................            1,147
  Adjustments...............................................              (17)
                                                                     --------
          Total.............................................         $  2,959
                                                                     ========
Net income per share:
  As previously reported....................................         $    .17
                                                                     ========
  As restated...............................................         $    .17
                                                                     ========

There were no material adjustments to the net assets of VES as a result of adopting the same accounting principles as the Company.

     During the six months ended January 31, 1997, the Company incurred and expensed $597,000 of costs associated with the merger. These costs consist primarily of professional fees and $150,000 payable to a stockholder who was the former Chairman of the Board of Directors for consulting services rendered in conjunction with the merger.

                       VERITAS DGC INC. AND SUBSIDIARIES

3.  INVESTMENT IN INDONESIAN JOINT VENTURE

     Summarized financial information for the Company's Indonesian joint venture which is accounted for under the equity method is as follows:

                                          FOR THE SIX MONTHS ENDED
                                                 JANUARY 31,
                                          -------------------------
                                            1996            1997
                                          ---------       ---------
                                          (IN THOUSANDS OF DOLLARS)
Revenues................................    $ 1,817         $ 4,236
Costs and expenses:
  Operating expenses....................        789           3,044
  Depreciation and amortization.........        213             390
  Other.................................         (6)             (3)
                                            -------         -------
          Total.........................        996           3,431
                                            -------         -------
Net income..............................    $   821         $   805
                                            =======         =======

4.  LONG-TERM DEBT

     The Company's long-term debt is as follows:

                                          JULY 31,       JANUARY 31,
                                            1996            1997
                                          --------       -----------
                                          (AS COMBINED -- SEE NOTE 2)
                                           (IN THOUSANDS OF DOLLARS)
Senior notes due October 2003, at
  9 3/4%................................                   $75,000
Revolving credit agreement due July
  1998, at LIBOR plus 2% or prime (8.25
  at January 31, 1997)..................  $11,458
Secured term loan due July 1999, at
  prime plus  3/4%......................    6,000
Secured term loan due July 1999, at
  prime plus  1/2%......................    1,240
Secured term loan due July 1999, at
  prime plus  1/2%......................    2,832
Equipment purchase obligation maturing
  through July 1999, at a weighted
  average rate of 8.6% at January 31,
  1997..................................   19,319              666
Mortgage note payable due October 2005,
  at 10%................................      241
                                          -------          -------
          Total.........................   41,090           75,666
Less current maturities.................   13,739              480
                                          -------          -------
          Due after one year............  $27,351          $75,186
                                          =======          =======

     The senior notes are due in October 2003 with interest payable semi-annually at 9 3/4%. The senior notes are unsecured and are effectively subordinated to secured debt of the Company with respect to the assets securing such debt and to all debt of its subsidiaries whether secured or unsecured. The indenture relating to the senior notes contains certain covenants which limit the Company's ability to, among other things, incur additional debt, pay dividends and complete mergers, acquisitions and sales of assets. Upon a change in control of the Company, as defined in the Indenture, the holders of the senior notes have the right to require the Company to purchase all or a portion of such holder's senior note at a price equal to 101% of the aggregate principal amount. The Company has the right to redeem the senior notes, in whole or in part, on or after October 15, 2000. Under certain conditions, the Company

                       VERITAS DGC INC. AND SUBSIDIARIES
may redeem up to $20.0 million in aggregate principal amount of the senior notes prior to October 15, 1999.

     The revolving credit agreement due July 1998, is with a commercial bank and, as of January 31, 1997, provided a facility of up to $15.0 million. In June 1997, the revolving credit agreement was amended to provide advances up to $25.0 million of which $20.0 million are secured as discussed below. Advances are secured by substantially all of the receivables of the Company, bear interest, at the Company's election, at LIBOR plus two percent or prime rate and are limited by a borrowing formula. Covenants in the agreement limit, among other things, the Company's right, without consent of the lender, to take certain actions, including creating indebtedness and paying dividends, and limit the Company's capital expenditures in any fiscal year. In addition, the agreement requires minimum cash flow coverage and the maintenance of minimum tangible net worth, limits the ratio of funded debt to total capitalization, and requires the Company to maintain a minimum current ratio.

     The secured term loan due July 1999 was with a commercial bank, was due in 36 monthly installments of $166,667 plus interest at prime plus 3/4% and was secured by a majority of the assets of the Company (except those assets directly or indirectly owned by VES). The secured term loan was paid with proceeds from the senior notes.

     The secured term loans due July 1999 provided for advances for equipment purchases up to Canadian $4.0 million and Canadian $5.5 million, respectively, and advances were payable in 36 equal monthly installments. Advances bore interest at the prime rates (as defined) plus 1/2% and were secured by the equipment purchased. The agreements required VES to maintain certain financial ratios. Advances under the secured term loans were paid with proceeds from the senior notes.

     The Company's equipment purchase obligations represent installment loans and capitalized lease obligations primarily related to computer and seismic equipment. Substantially all the equipment purchase obligations were paid with proceeds from the senior notes.

     The mortgage note was payable in monthly installments of Canadian $4,800 including interest at 10% and was secured by a building. The mortgage note was paid with proceeds from the senior notes.

5. COMMITMENTS AND CONTINGENCIES

     On May 16, 1997, the Company entered into a 96 month charter agreement for a vessel which is being constructed by a shipbuilder for the owner. The charter is noncancellable unless the owner exercises its right to cancel the shipbuilding contract due to late delivery (in excess of 180 days of the scheduled delivery time of May 31, 1998).

6. SHAREHOLDER RIGHTS AGREEMENT

     On May 23, 1997, the board of directors of the Company declared a distribution of one right for each outstanding share of common stock or exchangeable share (see Note 2 of Notes to the Consolidated Financial Statements at page F-25.) to shareholders of record at the close of business on June 12, 1997 and authorized 400,000 shares of a class of preferred stock to be distributed under a shareholder rights agreement. Upon the occurrence of certain events enumerated by the shareholder rights agreement, each right entitles the registered holder to purchase a fraction of a share of the Company's authorized preferred stock or the common stock of an acquiring company. The rights, among other things, will cause substantial dilution to a person or group that attempts to acquire the Company. The rights expire on May 15, 2007 but may be redeemed earlier.

                       VERITAS DGC INC. AND SUBSIDIARIES

7. OTHER (INCOME) EXPENSE

     Other (income) expense consists of the following:

                                                               FOR THE SIX MONTHS ENDED
                                                                     JANUARY 31,
                                                             ----------------------------
                                                               1996                1997
                                                             --------            --------
                                                             (AS COMBINED -- SEE NOTE 2)
                                                              (IN THOUSANDS OF DOLLARS)
Net foreign currency exchange loss.........................     $  29               $ 224
Net loss on disposition of property and equipment..........       360                 439
Interest income............................................      (295)               (378)
Other......................................................       (50)                 (9)
                                                                -----               -----
          Total............................................     $  44               $ 276
                                                                =====               =====

8. RELATED PARTY TRANSACTION

     On November 30, 1996, the Company entered into agreements to purchase property and equipment in the amount of approximately $1.5 million from companies which were partially owned by certain nonexecutive employees of the Company.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Veritas DGC Inc.
Houston, Texas

     We have audited the consolidated balance sheets of Veritas DGC Inc. and subsidiaries as of July 31, 1995 and 1996, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Digicon Inc. and Veritas Energy Services Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the consolidated balance sheets of Veritas Energy Services Inc. as of October 31, 1995 or as of July 31, 1996, or the related consolidated statements of operations, cash flows and changes in stockholders' equity of Veritas Energy Services Inc. for each of the two years in the period ended October 31, 1995 or for the twelve months ended July 31, 1996, which statements reflect total assets of $53,910,000 and $57,793,000 as of October 31, 1995 and July 31, 1996, respectively, and total revenues of $90,070,000 and $109,996,000 for the years ended October 31, 1994 and 1995, respectively and $118,591,000 for the twelve months ended July 31, 1996. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Veritas Energy Services Inc. for 1994, 1995 and 1996, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Veritas DGC Inc. and subsidiaries as of July 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston Texas
October 10, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Veritas Energy Services Inc.

We have audited the consolidated balance sheets of Veritas Energy Services Inc. as at July 31, 1996 and October 31, 1995 and the consolidated statements of operations, retained earnings and changes in financial position for the nine months ended July 31, 1996 and for the years ended October 31, 1995 and 1994 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1996 and October 31, 1995 and the results of its operations and the changes in its financial position for the nine months ended July 31, 1996 and for the years ended October 31, 1995 and 1994 in accordance with Canadian generally accepted accounting principles.

PRICE WATERHOUSE
Chartered Accountants

Calgary, Alberta
September 20, 1996

                       VERITAS DGC INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          FOR THE
                                                                        YEARS ENDED
                                                                         JULY 31,
                                                             ---------------------------------
                                                               1994        1995        1996
                                                             ---------   ---------   ---------
                                                                (AS COMBINED -- SEE NOTE 2)
REVENUES...................................................  $178,392    $215,630    $250,596

COSTS AND EXPENSES:
  Operating expenses:
     Cost of services......................................   144,984     170,424     198,711
     Restructuring.........................................       838
  Write-off/write-down for impairment of assets............     5,235                   3,628
  Depreciation and amortization............................    19,119      23,732      26,921
  Selling, general and administrative......................     6,296       5,855       7,255
  Other (income) expense:
     Interest..............................................     3,213       5,170       5,466
     Merger related costs..................................                             3,666
     Gain on sale of investment in FSU joint ventures......                (4,370)
     Other.................................................    (1,833)        232         546
                                                             --------    --------    --------
          Total............................................   177,852     201,043     246,193
                                                             --------    --------    --------
Income before provision for income taxes and equity in loss
  of 50% or less-owned companies and joint ventures........       540      14,587       4,403
Provision for income taxes.................................     5,929       3,807       2,009
Equity in loss of 50% or less-owned companies and joint
  ventures.................................................     4,965       5,186       1,113
                                                             --------    --------    --------
NET INCOME (LOSS)..........................................  $(10,354)   $  5,594    $  1,281
                                                             ========    ========    ========

PER SHARE OF COMMON STOCK:
  Earnings (loss) per share................................  $   (.66)   $    .31    $    .07
                                                             ========    ========    ========
  Weighted average shares..................................    15,633      17,771      17,882
                                                             ========    ========    ========
  Cash dividends -- common stock...........................      None        None        None
                                                             ========    ========    ========

                 See Notes to Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS, EXCEPT FOR PAR VALUE AND NUMBER OF SHARES)

                                                                    JULY 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
                                                                (AS COMBINED --
                                                                  SEE NOTE 2)
                           ASSETS
Current assets:
  Cash......................................................  $ 10,082    $ 10,072
  Restricted cash investments...............................       670         327
  Accounts and notes receivable (net of allowance for
    doubtful accounts: 1995, $607; 1996, $740)..............    54,587      65,447
  Materials and supplies inventory (net of reserve for
    obsolescence: 1995, $66; 1996, $0)......................     1,418       1,659
  Prepayments and other.....................................     5,805       8,199
                                                              --------    --------
         Total current assets...............................    72,562      85,704
Property and equipment:
  Seismic equipment.........................................    92,538     103,899
  Data processing equipment.................................    32,506      34,403
  Leasehold improvements and other..........................    32,085      26,802
                                                              --------    --------
         Total..............................................   157,129     165,104
    Less accumulated depreciation...........................    81,750      86,094
                                                              --------    --------
         Property and equipment -- net......................    75,379      79,010
Multi-client data library...................................    27,976      25,628
Investment in and advances to joint ventures................       187       1,463
Goodwill (net of accumulated amortization: 1995, $1,701;
  1996, $2,214).............................................     4,223       3,674
Other assets................................................     4,013       3,113
                                                              --------    --------
         Total..............................................  $184,340    $198,592
                                                              ========    ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $ 10,895    $ 13,739
  Accounts payable -- trade.................................    23,526      27,454
  Accrued interest..........................................       408         313
  Other accrued liabilities.................................    19,213      19,905
  Income taxes payable......................................     3,690       1,814
                                                              --------    --------
         Total current liabilities..........................    57,732      63,225
Non-current liabilities:
  Long-term debt -- less current maturities.................    25,893      27,351
  Deferred credits..........................................     1,084         364
  Other non-current liabilities.............................     1,631       1,729
                                                              --------    --------
         Total non-current liabilities......................    28,608      29,444
Commitments and contingent liabilities (Note 10)
Stockholders' equity:
  Common stock, $.01 par value; authorized: 20,000,000
    shares; issued: 11,134,939 shares and 11,334,352 shares
    at July 31, 1995 and 1996, respectively (See Note 12)...       111         113
  Additional paid-in capital................................   100,797     104,469
  Accumulated earnings (from August 1, 1991 with respect to
    Digicon Inc.)...........................................     1,930       2,275
  Less: Treasury stock, at cost; 858,497 shares in 1995.....    (4,772)
  Cumulative foreign currency translation adjustment........       (66)       (934)
                                                              --------    --------
         Total stockholders' equity.........................    98,000     105,923
                                                              --------    --------
         Total..............................................  $184,340    $198,592
                                                              ========    ========

                 See Notes to Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                           FOR THE
                                                                         YEARS ENDED
                                                                          JULY 31,
                                                              ---------------------------------
                                                                1994        1995        1996
                                                              ---------   ---------   ---------
                                                                 (AS COMBINED -- SEE NOTE 2)
OPERATING ACTIVITIES:
  Net income (loss).........................................  $(10,354)   $  5,594    $  1,281
  Non-cash items included in net income (loss):
    Restructuring accrual...................................       252          14
    Write-off/write-down for impairment of assets...........     5,235                   3,628
    Depreciation and amortization...........................    19,119      23,732      26,921
    Amortization of warrants issued with short-term related
     party loans............................................                    89
    Amortization of deferred gain on sale/leaseback.........                  (898)       (103)
    (Gain) loss on disposition of property and equipment....    (1,592)        919         875
    Equity in loss of 50% or less-owned companies and joint
     ventures...............................................     4,965       5,186       1,113
    Gain on sale of investment in FSU joint ventures........                (4,370)
    Write-down of multi-client data library to market.......       778       1,786       1,774
    Other...................................................      (842)       (339)         61
  Change in operating assets/liabilities (exclusive of the
    effects of the purchase of DataGraphics Ltd. in 1995):
    Accounts and notes receivable...........................    (1,626)     (8,230)     (9,466)
    Materials and supplies inventory........................       910         235        (241)
    Prepayments and other...................................     1,435      (3,044)     (1,807)
    Multi-client data library...............................   (10,075)    (11,262)        574
    Other...................................................    (2,027)        731         851
    Accounts payable -- trade...............................    (6,103)     (4,988)        952
    Accrued interest........................................       131         117         (96)
    Other accrued liabilities...............................     4,584       7,837         796
    Income taxes payable....................................     1,116       1,721        (227)
    Deferred credits........................................      (455)       (239)       (720)
    Other non-current liabilities...........................     1,679        (376)       (821)
  Adjustment to conform fiscal year of Veritas Energy
    Services Inc............................................                            (5,268)
                                                              --------    --------    --------
         Total cash provided by operating activities........     7,130      14,215      20,077
FINANCING ACTIVITIES:
  Payments of long-term debt................................    (9,777)     (9,634)    (11,437)
  Borrowings from long-term debt............................                   531       1,500
  Net borrowings (payments) under credit agreements.........     7,446       1,676      (2,665)
  Net proceeds from sale of common stock....................    28,219         (44)      4,470
  Net proceeds from sale of treasury stock..................                 3,984       3,972
  Borrowings of short-term related party loans..............     6,081          30
  Payments of short-term related party loans................    (4,801)     (2,725)
                                                              --------    --------    --------
         Total cash provided (used) by financing
          activities........................................    27,168      (6,182)     (4,160)
INVESTING ACTIVITIES:
  (Increase) decrease in restricted cash investments........       304        (350)        343
  Increase in investment in and advances to joint
    ventures................................................    (1,185)     (4,231)     (2,372)
  Sale to Syntron, Inc.:
    Inventories and technologies............................                 1,630
    Property and equipment..................................                 1,370
  Sale of investment in FSU joint ventures..................                 6,000
  Purchase of property and equipment........................   (24,487)    (19,231)    (14,459)
  Sale of property and equipment............................     1,402       1,651         668
  Purchase of DataGraphics Ltd..............................                  (407)
                                                              --------    --------    --------
         Total cash used by investing activities............   (23,966)    (13,568)    (15,820)
Currency (gain) loss on foreign cash........................      (108)         72        (107)
                                                              --------    --------    --------
Change in cash and cash equivalents.........................    10,224      (5,463)        (10)
Beginning cash and cash equivalents balance.................     5,321      15,545      10,082
                                                              --------    --------    --------
Ending cash and cash equivalents balance....................  $ 15,545    $ 10,082    $ 10,072
                                                              ========    ========    ========

                 See Notes to Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

        SUPPLEMENTARY SCHEDULES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                         FOR THE
                                                                       YEARS ENDED
                                                                        JULY 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------   --------   --------
                                                               (AS COMBINED -- SEE NOTE 2)
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Increase in assets/liabilities due to purchase of Data
    Graphics Ltd.:
    Accounts receivable.....................................             $   354
    Property and equipment -- net...........................                 213
    Goodwill................................................                 748
    Accounts payable -- trade...............................                 637
    Long-term debt..........................................                 678
  Increase (decrease) in investment in FSU joint ventures
    for:
    Common stock............................................   $7,299      2,309
    Accounts and note receivable from FSU joint ventures....      135       (409)
  Increase in property and equipment for:
    Accounts and notes receivable -- deferred credits
     utilized...............................................               2,045    $   866
    Execution of equipment purchase obligations.............    4,227     12,024     16,963
    Accounts payable -- trade...............................    1,058        334        572
  Increase in prepayments on property and equipment for
    notes payable...........................................                 601
  Increase in notes receivable for:
    Sale of property and equipment..........................      250
    Sale of other assets....................................    1,330
  Sale of investment in FSU joint ventures resulting in an
    increase (decrease) in:
    Accounts and notes receivable from purchaser............               1,790
    Accounts and note receivable from FSU joint ventures....              (1,740)
    Accounts payable -- trade...............................                  78
    Treasury stock..........................................               8,756
  Sale of inventories, property and equipment and
    technologies to Syntron, Inc. resulting in an increase
    (decrease) in:
    Accounts and notes receivable -- deferred credits.......               3,255
    Materials and supplies inventory........................              (2,154)
    Other assets -- deferred credits receivable.............                 857
    Accounts payable -- trade...............................                 957
    Other accrued liabilities -- deferred gain..............                 891
    Other non-current liabilities -- deferred gain..........                 110
  Sale of accounts receivable and property and equipment
    resulting in a decrease in:
    Accounts and notes receivable...........................                 (78)
    Property and equipment -- net...........................                (247)
    Long-term debt..........................................                (199)
    Accounts payable -- trade...............................                 (18)
    Other non-current liabilities...........................                (108)
  Increase in additional paid-in capital as a result of
    warrants issued with short-term related party loans.....                  89
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest --
      Equipment purchase obligations........................    1,538      1,280      1,878
      Secured term loans....................................      585        635        506
      Credit agreements.....................................      461      1,723      1,843
      Short-term related party loans........................      206        199
      Other.................................................      339      1,388      1,286
    Income taxes............................................    1,272      2,276      5,086

                 See Notes to Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996
                  (IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                                                                     ACCUMULATED
                                                                 TREASURY STOCK,                       EARNINGS       CUMULATIVE
                                         COMMON STOCK ISSUED         AT COST                       (DEFICIT) (FROM      FOREIGN
                                         -------------------   --------------------   ADDITIONAL    AUGUST 1, 1991     CURRENCY
                                                        PAR                            PAID-IN     WITH RESPECT TO    TRANSLATION
                                           SHARES      VALUE     SHARES     AMOUNT     CAPITAL      DIGICON INC.)     ADJUSTMENT
                                         -----------   -----   ----------   -------   ----------   ---------------    -----------
                                                                (AS COMBINED -- SEE NOTE 2)
BALANCE, AUGUST 1, 1993
  (AS PREVIOUSLY REPORTED BY DIGICON
  INC.)................................   28,279,323   $283                             $ 62,138       $  3,296
Pooling of interests with Veritas
  Energy Services Inc. ................                                                      483          3,394          $(215)
Common stock issued for investment in
  FSU joint ventures, net of issue
  costs................................    3,072,950     31                                7,228
Exchangeable stock issued for cash, net
  of issue costs -- Veritas Energy
  Services Inc. .......................                                                   28,255
Exchangeable stock issued for cash
  under employee purchase
  plan -- Veritas Energy Services
  Inc. ................................                                                        9
Exchangeable stock issued for cash
  under employee stock option
  plan -- Veritas Energy Services
  Inc. ................................                                                      127
Cumulative foreign currency translation
  adjustment...........................                                                                                   (158)
Net loss...............................                                                                 (10,354)
                                         -----------   ----    ----------   -------     --------       --------          -----
BALANCE, JULY 31, 1994.................   31,352,273    314            --        --       98,240         (3,664)          (373)

                                  (Continued)

                       VERITAS DGC INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996
                  (IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                                                                     ACCUMULATED
                                                                 TREASURY STOCK,                      EARNINGS       CUMULATIVE
                                         COMMON STOCK ISSUED         AT COST                       (DEFICIT) (FROM     FOREIGN
                                         -------------------   --------------------   ADDITIONAL   AUGUST 1, 1991     CURRENCY
                                                        PAR                            PAID-IN     WITH RESPECT TO   TRANSLATION
                                           SHARES      VALUE     SHARES     AMOUNT     CAPITAL      DIGICON INC.)    ADJUSTMENT
                                         -----------   -----   ----------   -------   ----------   ---------------   -----------
                                                                (AS COMBINED -- SEE NOTE 2)
Common stock issued for investment in
  FSU joint ventures, net of issue
  costs................................    2,052,543     20                                2,265
One for three reverse stock split, net
  of issue costs.......................  (22,269,877)  (223)                                 175
Warrants issued in conjunction with
  short-term related party loans.......                                                       89
Exchangeable stock issued for cash
  under employee purchase
  plan -- Veritas Energy Services
  Inc. ................................                                                       28
Common stock reacquired in sale of
  investment in FSU joint ventures.....                        (1,708,497)  $(8,756)
Treasury stock issued for cash.........                           850,000     3,984
Cumulative foreign currency translation
  adjustment...........................                                                                                   307
Net income.............................                                                                  5,594
                                         -----------   ----    ----------   -------     --------       -------          -----
BALANCE, JULY 31, 1995.................   11,134,939    111      (858,497)   (4,772)     100,797         1,930            (66)

Treasury stock issued for cash, net of
  issue costs..........................                           858,497     4,772         (800)
Common stock issued for cash upon
  exercise of warrants.................       29,433                                         530
Common stock issued for cash under
  employee stock option plan...........      181,497      2                                2,448
Common stock certificates
  cancelled............................      (11,517)
Registration and filing costs..........                                                      (30)
Exchangeable stock issued for cash
  under employee stock purchase plan --
  Veritas Energy Services Inc..........                                                       12
Exchangeable stock issued for cash
  under employee stock option
  plan -- Veritas Energy Services
  Inc..................................                                                    1,512
Cumulative foreign currency translation
  adjustment...........................                                                                                  (868)
Net income.............................                                                                  1,281
Adjustment to conform fiscal year of
  Veritas Energy Services Inc..........                                                                   (936)
                                         -----------   ----    ----------   -------     --------       -------          -----
BALANCE, JULY 31, 1996.................   11,334,352   $113                             $104,469       $ 2,275          $(934)
                                         ===========   ====    ==========   =======     ========       =======          =====

                 See Notes to Consolidated Financial Statements

                       VERITAS DGC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996
                          (AS COMBINED -- SEE NOTE 2)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Veritas DGC Inc., formerly Digicon Inc., (the "Company") and all majority-owned domestic and foreign subsidiaries. All financial information for all periods presented prior to the merger on August 30, 1996 between Digicon Inc. ("Digicon") and Veritas Energy Services Inc. ("VES") includes the results of VES. (See Note 2). The merger has been accounted for as a pooling of interests. The consolidated financial statements will become the primary historical consolidated financial statements of Veritas DGC Inc. upon issuance of consolidated financial statements for a period that includes the date of consummation, August 30, 1996. Investment in 50% or less-owned companies and joint ventures are accounted for on the equity method. All material intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and restricted cash investments, accounts and notes receivable, accounts payable and debt. For all such instruments the carrying value is a reasonable estimate of fair value.

RECLASSIFICATION OF PRIOR YEAR BALANCES

     Certain prior year balances have been reclassified for consistent presentation.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements with fiscal years beginning after December 15, 1995. The Company will be required to implement this statement for the fiscal year 1997. Implementation of this pronouncement is not expected to have a material effect on the Company's consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for stock-based compensation plans either through recognition or disclosure. This statement is effective for fiscal years beginning after December 15, 1995. The Company will be required to implement this statement for the fiscal year 1997. The Company intends to adopt this standard by disclosing the pro forma net income (loss) and net income (loss) per share amounts assuming the fair value method was adopted on August 1, 1995. The adoption of this statement will have no material impact on the Company's consolidated financial statements.

                       VERITAS DGC INC. AND SUBSIDIARIES

TRANSLATION OF FOREIGN CURRENCIES

     The Company has determined that the U.S. dollar is its primary functional currency and, accordingly, most foreign entities translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year and remeasurement gains and losses are included in the determination of net income and are reflected in other costs and expenses (See Note 16). The remaining foreign entities use the Canadian dollar as the functional currency and translate all assets and liabilities at year-end exchange rates and operating results at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities are recorded in the cumulative foreign currency translation adjustment account in the stockholders' equity section.

CASH EQUIVALENTS

     For purposes of the Consolidated Statements of Cash Flows, the Company has defined "cash equivalents" as items readily convertible into known amounts of cash with original maturities of three months or less.

RESTRICTED CASH INVESTMENTS

     Restricted cash investments in the amounts of $670,000 and $327,000 at July 31, 1995 and 1996, respectively, were pledged as collateral on certain bank guarantees.

ACCOUNTS RECEIVABLE

     Included in accounts and notes receivable at July 31, 1995 and 1996 are unbilled amounts of approximately $11,036,000 and $12,682,000, respectively. Such amounts are either not billable to the customer at July 31 in accordance with the provisions of the contract and generally will be billed in one to four months or are currently billable and will be invoiced in the next monthly statement cycle.

INVENTORIES

     Inventories of materials and supplies are stated at the lower of average cost or market.

MULTI-CLIENT DATA LIBRARY

     The Company collects and processes certain seismic data for its own account to which it retains all ownership rights and which it resells to clients on a non-transferable, non-exclusive basis. The Company may obtain precommitted sales contracts to help fund the cash requirements of these surveys which generally last from 5 to 7 months. The Company capitalizes the unfunded portion using an estimated sales method. Under that method the amount capitalized equals actual costs incurred less costs attributed to the precommitted sales contracts based on the percentage of total estimated costs to total estimated sales multiplied by actual sales. The capitalized cost of multi-client data library is likewise charged to operations in the period subsequent sales occur based on the percentage of total estimated costs to total estimated sales multiplied by actual sales. The Company periodically reviews the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and records losses when the total estimated costs exceed total estimated sales or when it is determined that estimated sales would not be sufficient to cover the carrying value of the asset. In general, costs are expected to be recovered from sales over a period of less than 5 years.

                       VERITAS DGC INC. AND SUBSIDIARIES

GOODWILL

     The Company records the purchase price of businesses or joint venture interests in excess of the fair value of net assets acquired as goodwill which is amortized over a period of 10 to 20 years which approximates the period benefits are expected to be derived. The Company periodically reviews the carrying value of goodwill in relation to the current and expected operating results of the businesses or joint ventures in order to assess whether there has been a permanent impairment of such amounts. There were no write-downs as a result of such review during the years ended July 31, 1994, 1995 or 1996.

     See Notes 4 and 5 relating to the purchase of the investment in the FSU joint ventures and in Data Graphics Ltd.

MOBILIZATION COST

     Transportation and make-ready expenses of seismic operations incurred prior to commencement of business in an area, that would not have been incurred otherwise, are deferred and amortized over the lesser of the term of the related contract or backlog of contracts in that area or one year. Amounts applicable to operations for the Company's own account are included in the cost of the multi-client data library. Unamortized mobilization costs are shown as other assets and totaled $1,421,000 and $517,000 at July 31, 1995 and 1996, respectively.

INCOME TAXES

     The Company's policy is not to provide for the income taxes, if any, which would be payable if undistributed earnings of foreign consolidated subsidiaries were paid as dividends to the parent company, since such earnings have been or will be reinvested in the business.

     In February 1992, the FASB issued SFAS 109 "Accounting for Income Taxes", which requires the use of the "liability method" in place of the previously required "deferred method". Under the liability method, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. SFAS 109 allows recognition of all or a portion of benefits from net operating loss carryforwards as deferred tax assets if realization is "more likely than not". In periods of changing income tax rates, the liability method will cause fluctuations in net income of companies with deferred taxes. The Company adopted SFAS 109 effective August 1, 1993. The adoption of this standard did not result in a cumulative effect adjustment to equity or income for the year ended July 31, 1994.

     Recognition will be given in the accompanying consolidated balance sheets to the future income tax benefits of loss carryforwards only to the extent that they will be used to offset existing deferred taxes. Since the Company's quasi-reorganization with respect to Digicon Inc. on July 31, 1991, in accordance with Staff Accounting Bulletin No. 86, the tax benefits of loss carryforwards existing at the date of the quasi-reorganization, when realized, have been recognized in the consolidated statements of operations by a charge in lieu of income taxes, representing the additional income taxes which otherwise would have been provided, with an equal and offsetting direct addition to paid-in capital reflecting the utilization of the loss carryforward.

LEASES

     Operating leases include those for office space, specialized seismic equipment rented for short periods of time, and the Company's seismic ships which generally are chartered on a short-term basis.

                       VERITAS DGC INC. AND SUBSIDIARIES

QUASI-REORGANIZATION

     Digicon effected a quasi-reorganization adjustment as of July 31, 1991 in which its accumulated deficit at July 31, 1991 of $139,751,000 was offset against additional paid-in capital.

REVENUES

     Revenues are recognized based on the percentage of completion method. Revenues from data acquisition and data processing services are recognized based on contractual rates set forth in the related contract if the contract provides a separate rate for each service group. If the contract only provides a rate for the overall service, revenues are recognized based on the percentage of each service group's cost to the total cost.

DEPRECIATION

     Depreciation is computed using the straight-line method based on estimated useful lives as follows:

                                                        AVERAGE
                                                         YEARS
                                                        -------
Seismic equipment.....................................   4-5
Data processing equipment.............................   3-6
Leasehold improvements and other......................   3-8

     Expenditures for routine repairs and maintenance are charged to expense as incurred; expenditures for additions and improvements are capitalized and depreciated over the estimated useful life of the related asset. Significant vessel drydocking expenses are recorded as deferred charges in other assets and are amortized over a six to twenty-four month period. The net gain or loss on items of property and equipment retired or disposed of is included in other costs and expenses. See Note 16.

     In fiscal 1994 and 1996, the Company recognized impairment of assets in the amount of $5,235,000 and $3,628,000, respectively or $.33 and $.20 per share (as restated for the Reverse Split), respectively. See Notes 12 and 15.

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to expense when incurred. Research and development costs for the years ended July 31, 1994, 1995 and 1996 were $5,764,000, $3,589,000 and $3,193,000, respectively.

EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share and weighted average shares have been restated for all periods presented to reflect the effect of the Reverse Split consummated on January 17, 1995 (see Note 12) and shares issuable upon exchange of the Veritas Energy Services Inc. Exchangeable Stock (see Note 2).

     Primary loss per share is computed based on the weighted average number of shares of common stock. Primary earnings per share is computed based on the weighted average number of shares of common stock plus common stock equivalents. Common stock equivalents include (i) stock options (see Note 11), (ii) warrants (see Note 14) and (iii) contingent shares issuable (see Note 4). Shares issuable upon the conversion of stock options and warrants were disregarded since the treasury stock method of calculation resulted in dilution of less than 3%. For the year ended July 31, 1994, contingent shares issuable discussed in Note 4 were disregarded due to net losses incurred.

                       VERITAS DGC INC. AND SUBSIDIARIES

     Fully diluted earnings per share is not presented for the year ended July 31, 1994 due to net losses incurred. Fully diluted earnings per share is not presented for the years ended July 31, 1995 and 1996 since stock options and warrants referenced above resulted in dilution of less than 3%.

2. BUSINESS COMBINATION

     Veritas DGC Inc. was formerly named Digicon Inc. ("Digicon"). On August 30, 1996, Digicon and Veritas Energy Services Inc. ("VES"), a Canadian company, consummated a business combination (the "Combination"). VES became a wholly owned subsidiary of Digicon and Digicon changed its name to Veritas DGC Inc. (the "Company"). As a result of the Combination, each share of VES no par value common shares outstanding was converted into the right to receive VES no par value exchangeable stock (the "Exchangeable Stock") at an exchange ratio of 0.8 of a share of Exchangeable Stock per VES common share. All of the holders of VES common shares, except for those shareholders who perfected and properly exercised their right to dissent from the Combination and received fair value of their shares in cash, became holders of Exchangeable Stock and accordingly, 7,023,701 shares of Exchangeable Stock were issued. The aggregate stated capital of the Exchangeable Stock is equal to the aggregate stated capital immediately prior to the Combination of the VES common shares that were exchanged or approximately $30.0 million. The Exchangeable Stock is convertible, at the discretion of the stockholder, on a one-for-one basis into shares of the Company's $0.01 par value common stock and their holders have rights identical to the holders of the Company's common stock. Options to purchase shares of VES common stock ("VES Option") were converted into options to purchase shares of the Company's common stock at an exchange ratio of 0.8 of an option in the Company's common stock per VES Option. See Note 11. The VES articles of amalgamation were amended to reduce the number of authorized VES common shares to one which will be held by the Company.

     The Combination has been accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements have been prepared on a basis that includes the accounts of Digicon and VES. Information concerning common stock and per share data has been restated on an equivalent share basis. As a result of differing year ends of Digicon and VES, results of operations for dissimilar year ends have been combined. Digicon's results of operations for the years ended July 31, 1994 and 1995 have been combined with VES' results of operations for the years ended October 31, 1994 and 1995. To conform year ends, Digicon's results of operations for the year ended July 31, 1996 have been combined with VES' results of operations for the twelve months ended July 31, 1996 and, accordingly, VES' operating results for the period August 1, 1995 through October 31, 1995 is included in the years ended July 31, 1995 and July 31, 1996. An adjustment in an amount equal to the results of operations for this three-month period is included in the consolidated statements of changes in stockholders' equity. VES' revenues, net income and net income per share were $22,150,000, $936,000 and $0.05, respectively, for the period August 1, 1995 through October 31, 1995.

     Presented below is the effect of the pooling of interests on previously reported results of operations. Amounts related to VES have been converted into the Company's reporting currency, United States ("U.S.") dollars, using weighted average exchange rates prevailing during the period and reflects adjustments for differences between U.S. and Canadian generally accepted accounting principles ("GAAP") and reclassifications to conform financial statement presentation. Canadian to U.S. GAAP adjustments include adjustments to (i) write off foreign exchange gains and (losses) on borrowings which are deferred and amortized over the period of the debt affecting net income by approximately $253,000, ($25,000) and ($173,000) for the years ended July 31, 1994, 1995 and 1996, respectively, and (ii) reverse the effect of a prior period adjustment affecting net income by approximately ($834,000), $314,000 and $102,000 for the years ended July 31, 1994, 1995 and 1996, respectively. Reclassification of $27,213,000, $25,493,000 and $28,842,000 for the years ended July 31,

                       VERITAS DGC INC. AND SUBSIDIARIES

1994, 1995 and 1996, respectively, have been made to net amounts billed to customers for reimbursable costs against VES' revenues.

                                                                      FOR THE
                                                                    YEARS ENDED
                                                                      JULY 31,
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                      AMOUNTS)
Revenues:
  Digicon..............................................  $115,535     $131,127     $160,847
  VES..................................................    90,070      109,996      118,591
  Reclassifications....................................   (27,213)     (25,493)     (28,842)
                                                         --------     --------     --------
          Total........................................  $178,392     $215,630     $250,596
                                                         ========     ========     ========

Net income (loss):
  Digicon..............................................  $(14,426)    $  2,778     $    385
  VES..................................................     4,653        2,527          967
  Adjustments..........................................      (581)         289          (71)
                                                         --------     --------     --------
          Total........................................  $(10,354)    $  5,594     $  1,281
                                                         ========     ========     ========

Net income (loss) per share:
  As previously reported...............................  $  (1.48)    $    .25     $    .03
                                                         ========     ========     ========
  As restated..........................................  $   (.66)    $    .31     $    .07
                                                         ========     ========     ========

     There were no material adjustments to the net assets of VES as a result of adopting the same accounting principles as the Company.

     During the year ended July 31, 1996, the Company incurred and expensed $3,666,000 of costs associated with the merger. These costs consist primarily of professional fees.

                       VERITAS DGC INC. AND SUBSIDIARIES

3. INVESTMENT IN INDONESIAN JOINT VENTURE

     Summarized financial information of this joint venture is as follows:

                                                                      JULY 31,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
                                                              (IN THOUSANDS OF DOLLARS)
Current assets..............................................   $  1,492       $  1,831
Multi-client data library...................................        468            617
                                                               --------       --------
          Total assets......................................   $  1,960       $  2,448
                                                               ========       ========
Current liabilities.........................................   $  1,192       $    878
Non-current liabilities:
  Other long-term liabilities...............................        635
  Advances from Veritas DGC Inc.............................     12,439         14,532
                                                               --------       --------
          Total non-current liabilities.....................     13,074         14,532
Stockholders' deficit:
  Common stock..............................................      2,576          2,576
  Accumulated deficit.......................................    (14,882)       (15,538)
                                                               --------       --------
          Total stockholders' deficit.......................    (12,306)       (12,962)
                                                               --------       --------
          Total liabilities and stockholders' deficit.......   $  1,960       $  2,448
                                                               ========       ========

                                                                     FOR THE
                                                                   YEARS ENDED
                                                                     JULY 31,
                                                          ------------------------------
                                                            1994       1995       1996
                                                          --------   --------   --------
                                                            (IN THOUSANDS OF DOLLARS)
Revenues................................................  $ 2,518    $ 1,443     $2,927
Operating expenses......................................    5,367      5,368      3,429
Depreciation and amortization...........................    1,065        430
Other...................................................      174        196        (15)
                                                          -------    -------     ------
          Total.........................................    6,606      5,994      3,414
                                                          -------    -------     ------
Loss before provision for income taxes..................   (4,088)    (4,551)      (487)
Provision for from income taxes.........................                (359)      (166)
                                                          -------    -------     ------
Net loss................................................  $(4,088)   $(4,910)    $ (653)
                                                          =======    =======     ======

4. INVESTMENT IN FSU JOINT VENTURES

     During the year ended July 31, 1994, the Company entered into a joint venture agreement with MD Seis International Ltd. ("MD Seis") to perform geophysical services in the former Soviet Union ("FSU"). In connection with the agreement, the Company placed 5,431,615 shares of its pre-Reverse Split common stock in escrow to be distributed in stages upon the execution and completion of certain conditions.

     The first stage was completed on April 1, 1994 and the Company exchanged 3,072,950 shares of pre-Reverse Split common stock valued at $2.375 per share, or $7,298,256, and a $1,000,000 cash commitment in return for interests in certain jointly owned companies. The second stage of the agreement was completed on August 25, 1994, and the Company increased its ownership interest in

                       VERITAS DGC INC. AND SUBSIDIARIES
certain of these companies by exchanging 2,052,543 shares of pre-Reverse Split common stock valued at $1.125 per share, or $2,309,111, and an additional $2,000,000 cash commitment. In addition, the Company agreed to guarantee certain liabilities of the joint ventures. After adjustment for the Reverse Split consummated on January 17, 1995, MD Seis owned 1,708,497 shares of common stock.

     The investments were being accounted for under the equity method. The FSU joint ventures generated total revenues of approximately $300,000 and $6,994,000 and net losses of approximately $921,000 and $2,954,000 during the years ended July 31, 1994 and 1995, respectively. The Company's share of net losses was approximately $391,000 and $1,477,000 during the years ended July 31, 1994 and 1995, respectively. The excess purchase price over the fair value of the net assets acquired in the amount of $9,292,000 was being amortized over a 20 year period. Amortization expense for the years ended July 31, 1994 and 1995 was $100,000 and $392,000, respectively.

     On June 6, 1995, the Company sold its interests in the joint ventures for $6,000,000 in cash and the return of the 1,708,497 shares of the post-Reverse Split common stock owned by MD Seis (valued at $5.125 per share). In addition, the Company received $2,992,144 in short-term notes, which were collected on July 31, 1995, representing payments for equipment sold and a return of amounts previously advanced to the joint ventures and is entitled to receive royalties of up to $1,500,000 based on future sales of multi-client data acquired by the joint ventures. The net effect of these transactions was a gain of $4,370,000 which was recognized during 1995.

5. PURCHASE OF DATAGRAPHICS LTD.

     On December 1, 1994, the Company acquired all of the outstanding capital stock of DataGraphics Ltd., an exploration and development information service company, for a cash purchase price of $407,000. The acquisition has been accounted for using the purchase method of accounting, and accordingly, goodwill of $1,155,000 was recorded representing the excess of the purchase price over the fair value of the net assets acquired. The goodwill is being amortized over a ten-year period and the operations of DataGraphics Ltd. are included in the consolidated financial statements beginning December 1, 1994.

6. SALE OF INVENTORIES, ASSETS AND TECHNOLOGIES

     On August 31, 1994, the Company entered into a series of agreements with Syntron, Inc. ("Syntron") that provided for the sale of certain assets, inventories and technologies by the Company to Syntron and the assumption of certain liabilities by Syntron. The sale price was $7,500,000 payable in cash of $3,000,000 and credits of $4,500,000 to be applied by the Company against future purchases from Syntron. The agreements also provide that for a period of three years, Syntron will be the sole supplier to the Company of certain acquisition, monitoring and recording equipment that is competitively priced, deliverable on a timely basis and technologically competitive. In addition, the Company agreed to lease back certain marine and land recording equipment from Syntron for a period of up to 36 months with minimum lease terms ranging from 7 1/2 to 17 1/2 months. The difference between the sale price and the net book value of the net assets sold after discounting the credits by 2 1/2% was a $1,001,000 gain which was recognized on a pro rata basis over the minimum lease terms as a reduction in rental expense. Unused credits in the amount of $1,168,000 are included in accounts and notes receivable at July 31, 1996.

                       VERITAS DGC INC. AND SUBSIDIARIES

7. LONG-TERM DEBT

     The Company's long-term debt is as follows:

                                                                      JULY 31,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
                                                              (IN THOUSANDS OF DOLLARS)
Revolving credit agreement due July 1998, at prime plus
   1/4% (8.5% at July 31, 1996).............................                    $11,458
Revolving credit agreement due April 1997, at prime plus
  3%........................................................     $14,123
Secured term loan due July 1999, at prime plus  3/4% (9.0%
  at July 31, 1996).........................................                      6,000
Secured term loan due June 1997, at 10.75%..................       4,500
Secured term loan due July 1999, at prime plus  1/2% (6.75%
  at July 31, 1996).........................................                      1,240
Secured term loan due July 1999, at prime plus  1/2% (9.25%
  at July 31, 1996).........................................                      2,832
Equipment purchase obligations maturing through July 1999,
  at a weighted average rate of 10.28% at July 31, 1996.....      17,720         19,319
Secured term loan due July 1996, at 7.75%...................         185
Mortgage note payable due October 2005, at 10%..............         260            241
                                                                 -------        -------
          Total.............................................      36,788         41,090
Less current maturities.....................................      10,895         13,739
                                                                 -------        -------
          Due after one year................................     $25,893        $27,351
                                                                 =======        =======

     The revolving credit agreement (the "Credit Facility") due July 1998 is with a commercial bank (the "Bank") and provides a facility of up to $15,000,000. Advances under the agreement are limited by a borrowing formula and are collateralized by a majority of the assets of the Company (except those assets directly or indirectly owned by VES). The agreement provides for the collection of certain of the Company's accounts receivable into cash collateral accounts. Amounts applied against outstanding advances are available for reborrowing upon presentation of evidence of adequate borrowing base coverage. Interest is payable monthly at prime plus 1/4%. The agreement limits, among other things, the Company's right, without consent of the lender, to take certain actions including creating indebtedness in excess of specified amounts and declaring or paying dividends, and requires the Company to maintain certain financial ratios. At July 31, 1996, $3,542,000 was available for borrowing under this agreement.

     The Company effected a $75,000,000 debt offering in October 1996. The unsecured senior notes are due in 2003 with interest payable semi-annually at 9.75% and limits certain actions of the Company and its subsidiaries including the ability to incur additional indebtedness and to pay dividends. The Company has the right to redeem the senior notes prior to 2003 under certain terms. Proceeds of the offering will be used to repay all long-term debt and to fund capital expenditures. See Note 15.

     Upon completion of the debt offering, the Bank amended the Credit Facility. The Company will be entitled to borrow up to $15.0 million on a revolving basis, which will mature in July 1998 and will be secured by substantially all of the receivables of Digicon and VES. The Bank released its existing security interest in assets of Digicon other than its receivables and approved the issuance of the senior notes. Pursuant to the amendment, advances under the Credit Facility will bear interest, at the Company's election, at the prime rate or LIBOR plus 2%. Advances under the Credit Facility will be limited by a borrowing formula. Covenants in the amended Credit Facility prohibit the payment of dividends and limit the Company's capital expenditures in any fiscal year. In addition, the amended Credit Facility requires minimum cash flow coverage and the maintenance of minimum tangible net

                       VERITAS DGC INC. AND SUBSIDIARIES
worth; limits the ratio of funded debt to total capitalization; and requires the Company to maintain a minimum credit ratio.

     The revolving credit agreement due April 1997 was with a finance company and provided a revolving credit facility of up to $17,000,000 (increased from $15,000,000 in April 1995) through April 11, 1997. The facility was repaid in July 1996 with proceeds from the revolving credit agreement due July 1998.

     The secured term loan due July 1999 is with a commercial bank and is due in 36 monthly installments of $166,667 plus interest at prime plus 3/4% and was secured by a majority of the assets of the Company (except those assets directly or indirectly owned by VES).

     The secured term loan due June 30, 1997, bore interest at 10.75% payable quarterly. In connection with the loan, the Company issued common stock purchase warrants to the lender. See Note 14. The loan was repaid with proceeds from the secured term loan due July 1999.

     The secured term loans due July 1999 provided for advances for equipment purchases up to Canadian $5.5 million and Canadian $4.0 million, respectively, and advances are payable in 36 equal monthly installments. Advances bear interest at the prime rate (as defined) plus .5% and are secured by the equipment purchased. The agreements require VES to maintain certain financial ratios. Amounts available for borrowing under the agreements at July 31, 1996 were $2,760,000 and $76,000, respectively.

     The Company's equipment purchase obligations represent installment loans and capitalized lease obligations primarily related to computer and seismic equipment.

     Annual maturities of long-term debt for the next five years are as follows:

                                                                 ANNUAL
                        FISCAL YEAR                            MATURITIES
                        -----------                            ----------
                                                              (IN THOUSANDS
                                                               OF DOLLARS)
  1997......................................................     $13,739
  1998......................................................      21,531
  1999......................................................       5,555
  2000......................................................          86
  2001......................................................          29
  Thereafter................................................         150
                                                                 -------
          Total.............................................     $41,090
                                                                 =======

                       VERITAS DGC INC. AND SUBSIDIARIES

8. INCOME TAXES

     The tax effects of significant items comprising the Company's net deferred tax position are as follows:

                                                             JULY 31,
                                                       --------------------
                                                         1995        1996
                                                       --------    --------
                                                         (IN THOUSANDS OF
                                                             DOLLARS)
Deferred tax assets:
  Difference between book and tax basis of property
     and equipment...................................  $  4,544    $  3,107
  Difference between book and tax basis of
     multi-client data library.......................     4,526       8,443
  Operating loss carryforwards.......................    50,156      45,902
  Tax credit carryforwards...........................     5,761       3,580
  Other..............................................       156       1,304
                                                       --------    --------
          Total......................................    65,143      62,336
Deferred tax liabilities:
  Other..............................................      (840)     (1,955)
                                                       --------    --------
Net deferred tax assets..............................    64,303      60,381
Valuation allowance..................................   (65,036)    (60,957)
                                                       --------    --------
Net deferred tax liability...........................  $   (733)   $   (576)
                                                       ========    ========

     Provision for income taxes consists of the following:

                                                                        FOR THE
                                                                      YEARS ENDED
                                                                        JULY 31,
                                                              ----------------------------
                                                               1994       1995       1996
                                                              ------     ------     ------
                                                               (IN THOUSANDS OF DOLLARS)
Current -- U.S..............................................  $  210     $  277     $  192
Deferred -- U.S.............................................      39       (264)       395
Current -- Foreign..........................................   5,188      4,320      2,555
Deferred -- Foreign.........................................     492       (526)    (1,133)
                                                              ------     ------     ------
          Total.............................................  $5,929     $3,807     $2,009
                                                              ======     ======     ======

     As of July 31, 1996, the Company had U.S. net operating loss carryforwards ("NOLs") of approximately $86,890,000 which expire in the years 1998 through 2010, including $73,681,000 of NOLs that existed prior to the quasi-reorganization. See Note 1. As of July 31, 1996, approximately $3,580,000 of investment tax credit carryforwards, which will expire in the years 1997 through 1999, was available to reduce future U.S. income taxes.

     Foreign operations had NOLs of approximately $49,061,000 at July 31, 1996, which are available indefinitely to reduce future foreign taxable income in specific jurisdictions including $38,315,000 of NOLs that existed prior to the quasi-reorganization. See Note 1. The foreign component of income (loss) before provision for income taxes was $3,221,000, $(844,000) and $(1,256,000) for the years ended July 31, 1994, 1995 and 1996, respectively.

                       VERITAS DGC INC. AND SUBSIDIARIES

     A reconciliation of income tax expense computed at the statutory rate to the provision included in the Consolidated Statements of Operations is as follows:

                                                                   FOR THE
                                                                 YEARS ENDED
                                                                   JULY 31,
                                                       --------------------------------
                                                         1994        1995        1996
                                                       --------    --------    --------
                                                          (IN THOUSANDS OF DOLLARS)
Income tax at the statutory rate.....................   $ 183       $5,105      $1,541
Increase (reduction) in taxes resulting from:
  Foreign losses with no tax recovery................   4,221        2,505       4,985
  Foreign withholding tax cost.......................                1,400         274
  Foreign exchange capital loss......................   2,410          148          51
  Foreign rate adjustment............................    (710)         (93)       (131)
  Non-deductible expenses............................     419          258         315
  Write-off of capital investment in foreign
     subsidiary......................................               (5,775)     (4,734)
  Other..............................................    (594)         259        (292)
                                                        -----       ------      ------
          Total......................................   $5,929      $3,807      $2,009
                                                        =====       ======      ======

     IRS regulations restrict utilization of NOLs for any company in which an "ownership change" (as defined in Section 382 of the Internal Revenue Code) has occurred. The Company has performed the required testing and has concluded that an "ownership change" occurred in connection with the issuance of common stock through a public offering made by the Company on January 6, 1992. As a result, the future utilization of U.S. NOLs existing at the date of the "ownership change" will be limited to approximately $4,000,000 per year. This limitation had no effect on the provision for income taxes for the years ended July 31, 1994, 1995 and 1996. To the extent that any portion of this annual limitation is not used in any year, it may be carried over and added to the annual limitation of succeeding years. At July 31, 1996, the accumulated unused limitation on NOLs existing at the date of the "ownership change" was approximately $16,003,000.

9. DEFERRED CREDITS

     In August 1992, the Company entered into agreements with a customer pursuant to which the Company received certain seismic equipment with a fair value of approximately $1,792,000 and was obligated to allow $7,800,000 in discounts at specified rates on future seismic services performed by the Company for such customer. The Company recorded deferred revenue equal to the fair value of seismic equipment at the time the equipment was received. The deferred revenue is amortized as an adjustment to revenues at a rate determined by the ratio of revenues generated by the customer during a reporting period to total revenues estimated to be generated by the customer under the agreements. Revenues are recognized net of discounts allowed as the customer purchases seismic services eligible for the discounts. At July 31, 1996, remaining discounts in the amount of $3,041,000 were available to such customer and the remaining unrecognized deferred revenue is $363,000.

     The Company also has $880,000 and $962,000 at July 31, 1995 and 1996, respectively, included in other accrued liabilities relating to deferred credits earned by certain customers in conjunction with their original participation in certain of the Company's multi-client data surveys. These credits may be applied by the customers against future invoiced amounts.

                       VERITAS DGC INC. AND SUBSIDIARIES

10. COMMITMENTS AND CONTINGENT LIABILITIES

     Total rentals of vessels, equipment and office facilities charged to operations amounted to $22,631,000, $27,651,000 and $28,210,000 for the years ended July 31, 1994, 1995 and 1996, respectively.

     Minimum rentals payable under operating leases, principally for office space and vessel charters with remaining noncancellable terms of at least one year are as follows:

                           FISCAL                                MINIMUM
                            YEAR                                 RENTALS
                           ------                             -------------
                                                              (IN THOUSANDS
                                                               OF DOLLARS)
  1997......................................................     $15,268
  1998......................................................       9,650
  1999......................................................       8,373
  2000......................................................       4,222
  2001......................................................         628
2002-2013...................................................       6,745

     In connection with the Company's 1997 capital expenditure program, the Company has commitments of $5,382,000 outstanding at July 31, 1996.

     The Company has an employment agreement with a former employee, who was also a director, that provided for salary payments of $25,417 per month plus certain employee benefits through December 31, 1995. The agreement also contains a non-compete clause for a subsequent period of three years during which time the former employee will receive payments of $12,709 per month plus certain employee benefits.

     During 1993 the Company purchased an occurrence-based workers compensation insurance policy. The policy provides for a maximum deductible of $1.1 million, $1.4 million and $1 million for the policy years ended August 31, 1994, 1995 and 1996, respectively. Management has evaluated the adequacy of the accrual for the liability for incurred but unreported workers compensation claims and has determined that the ultimate resolution of any such claims would not have a materially adverse impact on the financial position of the Company.

11. EMPLOYEE BENEFITS

     The Company maintains a 401(k) plan in which employees of Digicon's majority-owned domestic subsidiaries and certain foreign subsidiaries are eligible to participate. However, employees of Digicon's foreign subsidiaries who are covered under a foreign deferred compensation plan are not eligible. Employees are permitted to make contributions of up to 10% of their salary to a maximum of $9,240 per year. Generally, the Company will contribute an amount equal to one-half of the employee's contribution up to $6,000 or 6% of the employee's salary (whichever is less); however, if consolidated pre-tax income for any fiscal year is less than the amount required to be contributed by the Company, the Company may elect to reduce its contribution, but in no event may it reduce the total contribution to less than 25% of the employee contribution. The Company may make additional contributions from its current or cumulative net profits in an amount to be determined by the Board of Directors. Employer matching contributions to the 401(k) plan were $286,000 in 1994, $281,000 in 1995 and $314,000 in 1996.

                       VERITAS DGC INC. AND SUBSIDIARIES

     The Company initiated an employee nonqualified stock option plan on September 1, 1992. Options are granted to Digicon's officers and key employees and are exercisable no earlier than six months after the date of grant. The option price per share shall not be less than the lesser of (i) fair market value of the common stock on the date the option is granted or (ii) the average fair market value for the common stock during the 30 trading days ending on the trading day next preceding the date the option is granted. Options expire ten years from the date of grant. The exercise prices and number of options existing prior to January 17, 1995 have been adjusted for the Reverse Split. See Note 12. The Company has authorized 1,158,333 shares of post-Reverse Split common stock to be issued under the plan.

                                                    NUMBER OF      EXERCISE
                                                     OPTIONS        PRICE
                                                    ---------    ------------
Balance, August 1, 1994...........................   489,333        $13.50
  Options issued..................................    13,333        $6.00
  Options cancelled...............................   (79,666)       $13.50
                                                    --------
Balance, July 31, 1995............................   423,000     $6.00-$13.50
  Options issued..................................   195,500        $5.25
  Options cancelled...............................   (31,680)    $5.25-$13.50
  Options exercised...............................  (181,497)       $13.50
                                                    --------
Balance, July 31, 1996............................   405,323     $5.25-$13.50
                                                    ========
Options exercisable, July 31, 1996................   234,823
                                                    ========

     The Company also initiated a stock option plan for Digicon's non-employee directors (the "Director Plan") providing for stock options to be granted to each non-employee director of the Company. The Director Plan provides that on December 31 of each year, each eligible director shall be granted an option to purchase 3,333 shares of the Company's post-Reverse Split common stock, subject to an aggregate limit of 16,667 shares for each director. The exercise price for each option granted shall be the average closing price of the common stock for the 30 trading days prior to the date of grant. The exercise prices of options existing prior to January 17, 1995 have been adjusted for the Reverse Split. Options may be exercised at any time (i) after the later of six months following the date of grant or the first anniversary of the director's service on the board and (ii) before the sixth anniversary of the date of grant, when the option expires. No options under the Director Plan have been exercised. The Company has authorized 200,000 shares of post-Reverse Split common stock to be issued under the Director Plan.

                                                      NUMBER OF      EXERCISE
                                                       OPTIONS        PRICE
                                                      ---------      --------
Balance, August 1, 1994.............................    36,667     $6.72-$12.87
  Options issued....................................    19,998        $4.13
                                                        ------
Balance, July 31, 1995..............................    56,665     $4.13-$12.87
  Options issued....................................    19,994        $6.76
                                                        ------
Balance, July 31, 1996..............................    76,659     $4.13-$12.87
                                                        ======
Options exercisable, July 31, 1996..................    76,659
                                                        ======

     The Company maintains a contributory defined benefit pension plan (the "Pension Plan") for eligible participating employees in Digicon's United Kingdom offices. Monthly contributions by employees are equal to 3.5% of their salaries with the Company providing an additional contribution in an actuarially determined amount necessary to fund future benefits to be provided under the Pension Plan. Benefits provided are based upon 1/60 of the employee's final pensionable salary (as defined) for

                       VERITAS DGC INC. AND SUBSIDIARIES
each complete year of service up to 2/3 of the employee's final pensionable salary and increase annually at 5%. The Pension Plan also provides for 50% of such actual or expected benefits to be paid to a surviving spouse upon the death of a participant. Pension Plan assets consist mainly of investments in marketable securities which are held and managed by an independent trustee. The net periodic pension costs are as follows:

                                                               FOR THE
                                                             YEARS ENDED
                                                               JULY 31,
                                                   --------------------------------
                                                     1994        1995        1996
                                                   --------    --------    --------
                                                      (IN THOUSANDS OF DOLLARS)
Service costs (benefits earned during the
  period)........................................   $ 288       $ 275       $ 224
Interest costs on projected benefit obligation...     249         253         292
Return on assets.................................    (226)       (275)       (312)
Net amortization and deferral....................       4           5           5
                                                    -----       -----       -----
Net periodic pension costs.......................   $ 315       $ 258       $ 209
                                                    =====       =====       =====

     The funded status of the Pension Plan is as follows:

                                                                  JULY 31,
                                                            --------------------
                                                              1995        1996
                                                            --------    --------
                                                              (IN THOUSANDS OF
                                                                  DOLLARS)
Plan assets at fair value.................................   $3,444      $4,029
Actuarial present value of accumulated vested benefit
  obligations.............................................    3,026       3,696
Effect of future salary increases.........................      517         633
                                                             ------      ------
  Projected benefit obligation............................    3,543       4,329
                                                             ------      ------
Projected benefit obligation in excess of plan assets.....      (99)       (300)
Unrecognized prior service cost...........................       13         179
                                                             ------      ------
Pension liability.........................................   $  (86)     $ (121)
                                                             ======      ======

     The weighted average assumptions used to determine the projected benefit obligation and the expected long-term rate of return on assets for the years ended July 31, 1994, 1995 and 1996 are as follows:

Discount rate...............................................    8.5%
Rates of increase in compensation levels....................    6.5%
Expected long-term rate of return on assets.................    9.0%

                       VERITAS DGC INC. AND SUBSIDIARIES

     At the date of combination (see Note 2), options to purchase VES Common Stock ("VES Option") were converted into options to purchase shares of the Company's common stock at an exchange ratio of 0.8 of an option in the Company's common stock per VES Option. All options are immediately exercisable and expire at varying times through February 2006. Options to purchase the Company's common stock converted from VES Options are as follows:

                                                    NUMBER OF      EXERCISE
                                                     OPTIONS        PRICE
                                                    ---------    ------------
Balance, August 1, 1994...........................   224,680        $7.28
  Options issued..................................   200,016        $7.28
  Options cancelled...............................   (27,098)       $7.28
                                                    --------
Balance, July 31, 1995............................   397,598        $7.28
  Options issued..................................   184,666     $5.79-$7.16
  Options cancelled...............................   (19,732)    $5.79-$7.28
  Options exercised...............................  (206,674)    $5.79-$7.28
                                                    --------
Balance, July 31, 1996............................   355,858     $5.79-$7.28
                                                    ========

12. REVERSE STOCK SPLIT

     On December 14, 1994, shareholders approved a one for three reverse stock split (the "Reverse Split") to holders of record on January 17, 1995, with no change in par value. On January 17, 1995, there were 33,404,816 shares of common stock outstanding which were converted into 11,134,939 shares of post-Reverse Split common stock. The net effect of these transactions was a charge to common stock and a credit to additional paid-in capital of approximately $223,000. All references to the number of shares and per share amounts have been retroactively adjusted for the effects of the Reverse Split unless otherwise indicated.

     On January 17, 1995, there were 1,363,637 publicly traded common stock purchase warrants expiring on July 5, 1996 with an exercise price of $6.00 per share. In connection with the Reverse Split and as required by the American Stock Exchange, the publicly traded warrants were converted, effective January 17, 1995, into approximately 454,545 post-Reverse Split common stock purchase warrants with an exercise price of $18.00. Also on January 17, 1995, there were 340,000 common stock purchase warrants expiring on June 29, 1997 with an exercise price of $2.00 per share which were adjusted in connection with the Reverse Split to represent 113,333 shares of post-Reverse Split common stock issuable upon exercise of these warrants at an exercise price of $6.00. Additionally, there were 1,975,000 and 600,000 shares of pre-Reverse Split common stock authorized under the 1992 Employee Nonqualified Stock Option Plan and 1992 Non-Employee Director Stock Option Plan, respectively. In connection with the Reverse Split, these authorized shares were decreased to 658,333 and 200,000 authorized shares of post-Reverse Split common stock under the Employee Plan and Director Plan, respectively, and the new exercise prices were tripled.

13. COMMON AND PREFERRED STOCK

     See Note 12 relating to the Reverse Split consummated on January 17, 1995.

     See also Note 4 relating to the issuance of pre-Reverse Split common stock for the purchase of investment in FSU joint ventures.

     In June 1995, 850,000 shares of treasury stock were sold to an institutional investor at a price of $4.6875 per share.

     In September 1995, the Company sold its remaining 858,497 shares of treasury stock to a group of institutional investors at a price of $4.6875 per share.

                       VERITAS DGC INC. AND SUBSIDIARIES

     In January 1996, the Company cancelled 11,517 shares of common stock and 22,473 warrants previously held by an escrow agent for issuance in conjunction with the cancellation of a previous issue of common and preferred stock and certain other liabilities in 1991.

     The board of directors, without any action by the stockholders, is authorized to issue up to 1 million shares of preferred stock, par value, $.01, in one or more series and to determine the voting rights, preferences as to dividends and in liquidation and the conversion and other rights of such stock. There are no shares of preferred stock outstanding as of July 31, 1996.

14. WARRANTS

     The following number of warrants issued and exercise prices have been adjusted for the Reverse Split consummated on January 17, 1995. See Note 12.

     In conjunction with the cancellation of a previous issue of common and preferred stock and certain other liabilities, the Company authorized 454,545 warrants which could be exercised for 454,545 shares of common stock. The warrants were issued for a term of five years beginning July 5, 1991 at an exercise price of $18.00 per share. The warrants could only be exercised for cash. Warrants for 29,433 shares were exercised on July 5, 1996 and the remaining warrants expired.

     In conjunction with the Company's secured term loan due June 30, 1997, the Company issued 113,333 warrants which expire June 29, 1997. The warrants were exercisable for cash at a price of $18.00 per share. In conjunction with an amendment to the loan in August 1994, which revised certain financial ratio covenants, the exercise price of the warrants was reduced to $6.00 per share.

     In conjunction with certain short-term related party loans, the Company issued warrants to purchase 120,000 common shares to the lenders. The warrants may be exercised for cash at a price of $4.50 per share and will expire July 26, 1999.

15. WRITE-OFF/WRITE-DOWN OF ASSETS AND RESTRUCTURING CHARGES

     In connection with the Combination, management committed the Company to a plan to upgrade its seismic data processing hardware. Certain equipment is scheduled to be replaced by October 1996. During July 1996, the Company recognized impairment of $3,628,000 relating to the abandonment of the equipment to be replaced.

     In response to operating losses in certain markets which adversely impacted the Company's liquidity during the year ended July 31, 1994, management made a decision to restructure its operations and revalue certain assets in April 1994 and accordingly incurred $7,261,000 in total expenses relating to such decision. Costs of $1,188,000 are included in cost of services and include non-recurring expenses associated with certain contract liabilities. Also included in the $7,261,000 is $5,235,000 for the write-off/write-down for the impairment of assets to their net realizable value. A portion of the write-off pertains to marine ($2,437,000) and land ($552,000) acquisition assets related to decommissioned marine vessels and stacked land crews. The write-off/write-down for impairment of assets also includes the write-down of certain other marine and land acquisition assets that were not a direct result of the restructuring program ($1,048,000). In addition, the Company wrote down data processing equipment ($1,198,000), particularly in the Far East, based on the declining market. The remaining costs are restructuring charges of $838,000 which relates to severance costs for a reduction in the Company's workforce of 82 employees. Employees to be terminated are from the processing centers, marine and land crews, marine support, manufacturing, research and development and corporate groups. As of July 31, 1996, 79 employees have been terminated and $670,000 in severance costs have been paid. The Company estimates that all remaining liabilities in the amount of $168,000 will be paid during fiscal 1997.

                       VERITAS DGC INC. AND SUBSIDIARIES

16. OTHER COSTS AND EXPENSES

     Other costs and expenses consist of the following:

                                                                      FOR THE
                                                                    YEARS ENDED
                                                                      JULY 31,
                                                          --------------------------------
                                                            1994        1995        1996
                                                          --------    --------    --------
                                                             (IN THOUSANDS OF DOLLARS)
Net foreign currency exchange (gains) losses............  $   554      $ 290       $(156)
Net (gain) loss on disposition of property and
  equipment.............................................   (1,592)       919         875
Interest income.........................................     (540)      (943)       (547)
Other...................................................     (255)       (34)        374
                                                          -------      -----       -----
          Total.........................................  $(1,833)     $ 232       $ 546
                                                          =======      =====       =====

17. GEOGRAPHICAL INFORMATION

     Substantially all of the Company's operations consist of geophysical services. The following tables provide relevant information for the years ended July 31, 1994, 1995 and 1996, grouped by major geographic areas. Intersegment sales between geographic areas are valued at current market prices.

                                                   REVENUES
                                   -----------------------------------------    OPERATING
                                   UNAFFILIATED    INTERSEGMENT                  PROFIT      IDENTIFIABLE
                                    CUSTOMERS         SALES          TOTAL       (LOSS)         ASSETS
                                   ------------    ------------    ---------    ---------    ------------
                                                         (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1994:
  Geographic areas:
     Europe & Middle East........     $ 29,891          $1,697     $ 31,588     $ (3,120)       $ 28,848
     Far East....................       16,958                       16,958       (7,851)         15,155
     South America...............       17,669                       17,669         (556)         16,545
     Canada......................       46,501              26       46,527        8,241          26,048
     Eliminations................                       (1,697)      (1,697)
                                      --------          ------     --------     --------        --------
          Totals.................      111,019              26      111,045       (3,286)         86,596
     United States...............       67,373*          1,936       69,309*       7,968          69,365
     Eliminations................                       (1,962)      (1,962)
                                      --------          ------     --------     --------        --------
          Totals.................      178,392                      178,392        4,682         155,961
  Corporate, general and
     administrative expenses.....                                                 (2,762)
  Interest.......................                                                 (3,213)
  Other..........................                                                  1,833
  Income taxes...................                                                 (5,929)
  Investments in 50% or
     less-owned companies and
     joint ventures..............                                                 (4,965)          9,639
  Corporate assets...............                                                                  6,214
                                      --------          ------     --------     --------        --------
          Totals.................     $178,392          $          $178,392     $(10,354)       $171,814
                                      ========          ======     ========     ========        ========

---------------

* Includes export sales of $1,501.

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1994. Operating profit (loss) includes restructuring charges and write-off/writedown for impairment of assets of $182,000 for Europe & Middle East, $1,416,000 for Far East, and $5,663,000 for United States. Depreciation and amortization expense was $4,214,000 for Europe & Middle East, $877,000 for Far East, $1,730,000 for South America, $4,927,000 for Canada, and $7,350,000 for United States. Capital expenditures were $2,031,000 for Europe & Middle East, $444,000 for Far East, $2,291,000 for South America, $16,481,000 for Canada and $8,514,000 for United States.

                       VERITAS DGC INC. AND SUBSIDIARIES

                                                      REVENUES
                                      -----------------------------------------    OPERATING
                                      UNAFFILIATED    INTERSEGMENT                  PROFIT      IDENTIFIABLE
                                       CUSTOMERS         SALES          TOTAL       (LOSS)         ASSETS
                                      ------------    ------------    ---------    ---------    ------------
                                                            (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1995:
  Geographic areas:
     Europe & Middle East...........     $ 20,230          $ 579      $ 20,809      $ 2,188        $ 11,976
     Far East.......................       25,918             22        25,940        2,621          21,199
     South America..................       37,867             83        37,950           68          26,735
     Canada.........................       44,297            148        44,445        4,656          27,617
     Eliminations...................                        (601)         (601)
                                         --------          -----      --------      -------        --------
          Totals....................      128,312            231       128,543        9,533          87,527
     United States..................       87,318*           387        87,705*       8,389          90,522
     Eliminations...................                        (618)         (618)
                                         --------          -----      --------      -------        --------
          Totals....................      215,630                      215,630       17,922         178,049
  Corporate, general and
     administrative expenses........                                                 (2,303)
  Interest..........................                                                 (5,170)
  Gain on sale of investment in FSU
     joint ventures.................                                                  4,370
  Other.............................                                                   (232)
  Income taxes......................                                                 (3,807)
  Investments in 50% or less-owned
     companies and joint ventures...                                                 (5,186)            187
  Corporate assets..................                                                                  6,104
                                         --------          -----      --------      -------        --------
          Totals....................     $215,630          $          $215,630      $ 5,594        $184,340
                                         ========          =====      ========      =======        ========

---------------

* Includes export sales of $2,228.

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1995. During 1995, depreciation and amortization expense was $3,984,000 for Europe & Middle East, $1,040,000 for Far East, $4,390,000 for South America, $6,001,000 for Canada and $7,919,000 for United States. Capital expenditures were $1,709,000 for Europe & Middle East, $1,240,000 for Far East, $6,651,000 for South America, $10,531,000 for Canada and $13,502,000 for United States.

                       VERITAS DGC INC. AND SUBSIDIARIES

                                                    REVENUES
                                    -----------------------------------------    OPERATING
                                    UNAFFILIATED    INTERSEGMENT                  PROFIT      IDENTIFIABLE
                                     CUSTOMERS         SALES          TOTAL       (LOSS)         ASSETS
                                    ------------    ------------    ---------    ---------    ------------
                                                          (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1996:
  Geographic areas:
     Europe & Middle East.........     $ 37,394          $1,532     $ 38,926      $ 7,220        $ 35,463
     Far East.....................       30,558                       30,558        1,055          23,590
     South America................       36,346              92       36,438       (1,915)         29,758
     Canada.......................       47,423              87       47,510        3,683          30,666
                                       --------          ------     --------      -------        --------
          Totals..................      151,721           1,711      153,432       10,043         119,477
     United States................       98,875*             61       98,936*       6,910          77,561
     Eliminations.................                       (1,772)      (1,772)
                                       --------          ------     --------      -------        --------
          Totals..................      250,596                      250,596       16,953         197,038
  Corporate, general and
     administrative expenses......                                                 (2,872)
  Interest........................                                                 (5,466)
  Merger related costs............                                                 (3,666)
  Other...........................                                                   (546)
  Income taxes....................                                                 (2,009)
  Investments in 50% or less-owned
     companies and joint
     ventures.....................                                                 (1,113)          1,463
  Corporate assets................                                                                     91
                                       --------          ------     --------      -------        --------
          Totals..................     $250,596          $          $250,596      $ 1,281        $198,592
                                       ========          ======     ========      =======        ========

---------------

* Includes export sales of $4,774.

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1996. During 1996, Operating profit (loss) includes write-off/write-down for impairment of assets of $2,091,000 for Europe & Middle East, $1,127,000 for Far East and $410,000 for United States. Depreciation and amortization expense was $5,182,000 for Europe & Middle East, $1,707,000 for Far East, $4,655,000 for South America, $7,689,000 for Canada and $7,682,000 for United States. Capital expenditures were $4,088,000 for Europe & Middle East, $6,795,000 for Far East, $4,734,000 for South America, $3,657,000 for Canada and $13,586,000 for United States.

18. RELATED PARTY TRANSACTIONS

     During fiscal 1994, the Company entered into two credit facilities with shareholders SOROS Capital L.P., CCF Jupiter L.P. and Jupiter Management Co., Inc. (collectively, "the Lenders"). In November 1993, the Company executed a secured term loan agreement with the Lenders which provided loans totaling $3,386,000. The loans were repaid in full in April 1994, and the facility was terminated. In July 1994, the Company executed a second secured loan agreement with the Lenders providing up to $3,000,000 of advances. The second facility was repaid in full in June 1995. In connection with the second facility, the Lenders received warrants to purchase the Company's common stock. See Note 14. During the fiscal year ended July 31, 1994 and 1995, $206,000 and $376,000, respectively, was paid to the Lenders as interest and fees under the two facilities.

     In fiscal 1994 and 1995, the Company performed certain data acquisition, processing, marketing and training services for various co-venturers and recorded sales in the amount of $1,279,000 and

                       VERITAS DGC INC. AND SUBSIDIARIES

$1,633,000, respectively. At July 31, 1995, there was approximately $300,000, in outstanding receivables related to these transactions.

     The Company sold certain assets during July 1994 to Caspian Geophysical, a joint venture in which the Company had an indirect 10% interest, for a note receivable payable in 36 monthly installments of $41,667 with an imputed interest rate of 10%. The net gain recorded after eliminating intercompany profits was $148,000. The note receivable was repaid in June 1995 as a result of the sale of the Company's interest in the joint venture. See Note 4.

     The Company is party to transactions with P.T. Digicon Mega Pratama ("P.T. Digicon"), an 80% owned joint venture (see Note 3) in the normal course of business. During the years ended July 31, 1994, 1995 and 1996 the Company charged P.T. Digicon $1,069,000, $607,000 and $1,207,000 relating to allocations of corporate administrative expenses and actual expenses incurred by P.T. Digicon for salary cost, insurance and equipment charges. Advances from the Company to P.T. Digicon of $12,439,000 and $14,532,000 at July 31, 1995 and 1996, respectively, have no formal repayment terms and do not bear interest.

19. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

     The Company's quarterly consolidated financial statements for the years ended July 31, 1995 and 1996 have been restated to account for a pooling of interests between Digicon Inc. and Veritas Energy Services Inc. (See Note 2). In addition, the Company's quarterly consolidated financial statements for the year ended July 31, 1996 have been restated to account for the Company's investment in an 80% owned joint venture on the equity method of accounting rather than on consolidation accounting (See Note 3).

     FOR THE YEARS ENDED JULY 31, 1995 AND 1996
     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                              FOR THE YEAR ENDED JULY 31, 1995
                                ---------------------------------------------------------------------------------------------
                                     1ST QUARTER             2ND QUARTER             3RD QUARTER             4TH QUARTER
                                ---------------------   ---------------------   ---------------------   ---------------------
                                    AS                      AS                      AS                      AS
                                PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                 REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                                ----------   --------   ----------   --------   ----------   --------   ----------   --------
Revenues......................   $31,811     $54,558     $29,993     $51,482     $ 34,197    $ 52,314    $35,126     $57,276
Operating expenses:
  Cost of services............    24,109      41,441      22,225      38,718       27,320      44,008     29,163      46,257
Depreciation and
  amortization................     3,285       5,670       3,346       5,891        3,361       5,994      3,341       6,177
Selling, general and
  administrative..............     1,106       1,520       1,058       1,504        1,244       1,482      1,020       1,349
Gain on sale of investment in
  FSU joint ventures..........                                                                            (4,370)     (4,370)
Income (loss) before provision
  for income taxes and equity
  in (earnings) loss of 50% or
  less-owned companies and
  joint ventures..............     2,557       5,176       1,825       3,899        1,054        (301)     3,939       5,813
Net income (loss).............       607       2,023         829       2,047          479        (276)       863       1,800
Net income (loss) per share of
  common stock*...............       .06         .11         .07         .11          .04        (.02)       .08         .10

                       VERITAS DGC INC. AND SUBSIDIARIES

                                                             FOR THE YEAR ENDED JULY 31, 1996
                               --------------------------------------------------------------------------------------------
                                    1ST QUARTER             2ND QUARTER             3RD QUARTER            4TH QUARTER
                               ---------------------   ---------------------   ---------------------   --------------------
                                   AS                      AS                      AS
                               PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                               ----------   --------   ----------   --------   ----------   --------
Revenues.....................   $38,178     $59,824     $40,068     $62,719     $ 36,279    $ 59,140         $68,913
Operating expenses:
  Cost of services...........    30,433      46,806      33,247      53,297       27,837      45,001          53,607
Write-off/write-down for
  impairment of assets.......                                                                                  3,628
Depreciation and
  amortization...............     3,623       6,352       3,899       6,695        4,015       6,953           6,921
Selling, general and
  administrative.............     1,251       1,580       1,276       1,824        1,431       1,854           1,997
Merger related costs.........                                                                                  3,666
Income (loss) before
  provision for income taxes
  and equity in (earnings)
  loss of 50% or less-owned
  companies and joint
  ventures...................     1,478       3,683         351        (412)       2,041       4,005          (2,873)
Net income (loss)............       752       1,690       1,077       1,269        1,864       2,823          (4,501)
Net income (loss) per share
  of common stock*...........       .07         .10         .10         .07          .17         .16            (.25)

------------

* Reported quarterly earnings (loss) per share is based on each quarter's weighted average shares outstanding. The quarters may not total to the reported annual earnings per share due in part to fluctuations in common shares outstanding. Weighted average shares for all periods presented have been restated for the Reverse Split consummated on January 17, 1995. See Note 12.

===============================================================================

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information..................    3
Incorporation of Certain Documents by
  Reference............................    3
Prospectus Summary.....................    4
Risk Factors...........................    9
Forward-Looking Statements.............   11
The Company............................   12
Use of Proceeds........................   12
Capitalization.........................   13
Price Range of Common Stock
  and Dividend Policy..................   14
Selected Consolidated Financial Data...   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   16
Business...............................   21
Management.............................   30
Description of Capital Stock...........   32
Underwriting...........................   35
Legal Matters..........................   36
Experts................................   36
Index to Consolidated Financial
  Statements...........................  F-1

===============================================================================



===============================================================================

                                 [VERITAS LOGO]

                                VERITAS DGC INC.

                            ------------------------

                                3,000,000 SHARES

                                  COMMON STOCK

                                   PROSPECTUS

                                         , 1997

                            ------------------------

                            DILLON, READ & CO. INC.

                            PAINEWEBBER INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.


===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with the offering of the Common Stock to be registered and offered hereby are as follows:

Commission registration fee.................................  $ 21,955
National Association of Securities Dealers, Inc. fee........     7,745
New York Stock Exchange, Inc. listing fee...................    22,150
Printing expenses...........................................   125,000
Legal fees and expenses.....................................   150,000
Blue Sky fees and expenses (including legal fees)...........    10,000
Accounting fees and expenses................................    75,000
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous...............................................    33,150
                                                              --------
          Total.............................................  $450,000
                                                              ========

     All such expenses are estimated except for the Commission registration fee, the National Association of Securities Dealers, Inc. fee and the New York Stock Exchange, Inc. fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In a suit brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

     The certificate of incorporation and bylaws of the Company require the Company to indemnify the Company's directors and officers to the fullest extent permitted under Delaware law, and to implement provisions pursuant to contractual indemnity agreements the Company has entered into with its directors and executive officers. The Company's Certificate of Incorporation limits the personal liability of a director to the Company or its stockholders to damages for breach of the director's fiduciary duty.

     The Company has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under the federal and state securities laws.

ITEM 16. EXHIBITS.

     The following is a list of all the exhibits and financial statements schedules filed as part of the Registration Statement.

         EXHIBIT
           NO.                                    DESCRIPTION
         -------                                  -----------
          +1              -- Form of Underwriting Agreement by and among Dillon, Read
                             & Co. Inc., PaineWebber Incorporated, Raymond James &
                             Associates, Inc. and Veritas DGC Inc.
           2              -- Combination Agreement dated as of May 10, 1996, between
                             Digicon Inc. and Veritas Energy Services Inc.
                             (Incorporated herein by reference to Exhibit 2.1 of
                             Digicon Inc.'s Current Report on Form 8-K dated May 10,
                             1996)
           3 -A           -- Restated Certificate of Incorporation (with Amendments)
                             of Digicon Inc. dated August 30, 1996. (Incorporated by
                             reference to exhibit 3.1 to Veritas DGC Inc.'s Current
                             Report on Form 8-K dated September 16, 1996)
           3 -B           -- Certificate of Ownership and Merger of New Digicon Inc.
                             and Digicon Inc. (Exhibit 3-B to Digicon's Registration
                             Statement No. 33-43873, dated November 12, 1991)
           3 -C           -- By-laws of New Digicon Inc. dated June 24, 1991. (Exhibit
                             3-C to Digicon's Registration Statement No. 33-43873,
                             dated November 12, 1991).
           4 -A           -- Specimen Veritas DGC Inc. Common Stock certificate.
                             (Incorporated by reference to exhibit 4-C to Veritas DGC
                             Inc.'s Annual Report on Form 10-K for the year ended July
                             31, 1996)
           4 -B           -- Rights Agreement between Veritas DGC Inc. and ChaseMellon
                             Shareholder Services, L.L.C. dated as of May 15, 1997.
                             (Incorporated by reference to Exhibit 4.1 of Veritas DGC
                             Inc.'s Current Report on Form 8-K filed May 27, 1997)
          +5              -- Opinion of Porter & Hedges, L.L.P. with respect to
                             legality of securities, including consent.
         *23 -A           -- Consent of Deloitte & Touche LLP.
         *23 -B           -- Consent of Price Waterhouse, Chartered Accountants.
         +23 -C           -- Consent of Porter & Hedges, L.L.P. (included in Exhibit
                             5)
          24              -- Power of Attorney. (included on the signature page
                             hereto)
         *27 -A           -- Financial Data Schedule for fiscal 1996.
          27 -B           -- Financial Data Schedule. (Incorporated by reference to
                             Exhibit 27 to Veritas DGC Inc.'s Quarterly Report on Form
                             10-Q for the quarterly period ended January 31, 1997)

---------------

* Filed herewith.

+ To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Robson, Stephen J. Ludlow, Anthony Tripodo and Allan C. Pogach, and each of them, any of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 3, 1997.

                                          VERITAS DGC INC.

                                          By:       /s/ DAVID B. ROBSON
                                            ------------------------------------
                                                      David B. Robson,
                                                   Chairman of the Board
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities and on the 3rd day of June, 1997.

                      SIGNATURE                                     TITLE
                      ---------                                     -----

                 /s/ DAVID B. ROBSON                   Director, Chairman of the
-----------------------------------------------------    Board and Chief Executive
                   David B. Robson                       Officer

                 /s/ ANTHONY TRIPODO                   Executive Vice President and
-----------------------------------------------------    Chief Accounting and
                   Anthony Tripodo                       Financial Officer

               /s/ CLAYTON P. CORMIER                              Director
-----------------------------------------------------
                 Clayton P. Cormier

                 /s/ RALPH M. EESON                                Director
-----------------------------------------------------
                   Ralph M. Eeson

              /s/ LAWRENCE C. FICHTNER                             Director
-----------------------------------------------------
                Lawrence C. Fichtner

                      SIGNATURE                                     TITLE
                      ---------                                     -----

                                                                   Director
-----------------------------------------------------
                  Steven J. Gilbert

                /s/ STEPHEN J. LUDLOW                              Director
-----------------------------------------------------
                  Stephen J. Ludlow

                /s/ BRIAN F. MACNEILL                              Director
-----------------------------------------------------
                  Brian F. MacNeill

                                                                   Director
-----------------------------------------------------
                 Douglas B. Thompson

                 /s/ JACK C. THREET                                Director
-----------------------------------------------------
                   Jack C. Threet

                               INDEX TO EXHIBITS

         EXHIBIT
           NO.                                    DESCRIPTION
         -------                                  -----------
          +1              -- Form of Underwriting Agreement by and among Dillon, Read
                             & Co. Inc., PaineWebber Incorporated, Raymond James &
                             Associates, Inc. and Veritas DGC Inc.
           2              -- Combination Agreement dated as of May 10, 1996, between
                             Digicon Inc. and Veritas Energy Services Inc.
                             (Incorporated herein by reference to Exhibit 2.1 of
                             Digicon Inc.'s Current Report on Form 8-K dated May 10,
                             1996)
           3 -A           -- Restated Certificate of Incorporation (with Amendments)
                             of Digicon Inc. dated August 30, 1996. (Incorporated by
                             reference to exhibit 3.1 to Veritas DGC Inc.'s Current
                             Report on Form 8-K dated September 16, 1996)
           3 -B           -- Certificate of Ownership and Merger of New Digicon Inc.
                             and Digicon Inc. (Exhibit 3-B to Digicon's Registration
                             Statement No. 33-43873, dated November 12, 1991)
           3 -C           -- By-laws of New Digicon Inc. dated June 24, 1991. (Exhibit
                             3-C to Digicon's Registration Statement No. 33-43873,
                             dated November 12, 1991).
           4 -A           -- Specimen Veritas DGC Inc. Common Stock certificate.
                             (Incorporated by reference to exhibit 4-C to Veritas DGC
                             Inc.'s Annual Report on Form 10-K for the year ended July
                             31, 1996)
           4 -B           -- Rights Agreement between Veritas DGC Inc. and ChaseMellon
                             Shareholder Services, L.L.C. dated as of May 15, 1997.
                             (Incorporated by reference to Exhibit 4.1 of Veritas DGC
                             Inc.'s Current Report on Form 8-K filed May 27, 1997)
          +5              -- Opinion of Porter & Hedges, L.L.P. with respect to
                             legality of securities, including consent.
         *23 -A           -- Consent of Deloitte & Touche LLP.
         *23 -B           -- Consent of Price Waterhouse, Chartered Accountants.
         +23 -C           -- Consent of Porter & Hedges, L.L.P. (included in Exhibit
                             5)
          24              -- Power of Attorney. (included on the signature page
                             hereto)
         *27 -A           -- Financial Data Schedule for fiscal 1996.
          27 -B           -- Financial Data Schedule. (Incorporated by reference to
                             Exhibit 27 to Veritas DGC Inc.'s Quarterly Report on Form
                             10-Q for the quarterly period ended January 31, 1997)

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* Filed herewith.

+ To be filed by amendment.